UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

THE LANDRUM COMPANY

(Exact name of registrant as specified in its charter)

Missouri	43-0860602
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

801 East Broadway Columbia, Missouri	65201
(Address of Principal Executive Offices)	(Zip Code)

(573) 499-7363

(Registrant’s telephone number, including area code)

Class A Common Voting Stock, par value $0.01 per share

Series E Preferred Stock, no par value, liquidation value $1,000 per share

(Title of each class of securities issued pursuant to Regulation A)

PART II

Item 1.	Business

Overview

The Landrum Company, a Missouri general business corporation (“The Landrum Company”), registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), was organized in March 1994 to serve as the bank holding company for Landmark Bank, National Association, Columbia, Missouri (“Landmark Bank”). The Landrum Company’s primary earning asset is Landmark Bank, headquartered in Columbia, Missouri, and currently operating from 44 office locations (including 41 full service branches and 4 loan production offices) in 30 communities in Missouri, Oklahoma, and Texas. The Landrum Company is subject to the supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). As of April 30, 2017, Landmark Bank anticipates closing branches in Lindsay, Texas; Mountain Grove, Missouri; and Wapanucka, OK.

Landmark Bank, a national bank regulated by the United States Office of the Comptroller of the Currency (the “OCC”), was established in 1865. In a reorganization completed in 2016, The Landrum Company increased its ownership of Landmark Bank from approximately 86 percent to 100 percent. As of December 31, 2016, Landmark Bank had total assets of approximately $2.6 billion, deposits of approximately $2.3 billion, and total shareholders’ equity of approximately $230.9 million.

Recent Performance

In 2016, The Landrum Company earned net income of $22.6 million, translating into a return on average assets of 0.9 percent and return on average common equity of 12.0 percent, continuing an eight-year trend of year-over-year increases in earnings. This level of earnings was accomplished despite the sluggish economy, a low interest rate environment, and increasing challenges from new regulations.

The compound annual growth in net income of The Landrum Company over the period 2006-2016 was 13.8 percent. Some of the key drivers behind this financial performance were: sound credit quality, as proven by performance during the recession; strong core deposit account base with below average cost of funds; and mortgage banking and investment management providing diversification of revenue. The tangible book value per share has expanded at a compound annual rate of 13.9 percent over the period 2006-2016.

Growth Strategy

In the early 1900s an enterprising businessman, Marquis Lafayette Landrum, purchased a bank in Mountain View, Missouri, beginning a more than 100-year journey to what is known today as Landmark Bank. Landrum’s sons, Carl and Roy, soon followed in his footsteps and the family has continued to grow the business by opening new locations and purchasing banks in Oklahoma, Texas, and Missouri.

In 1972, Marquis C. Landrum, Carl’s son, began his legacy of managing the family’s banks. Under his direction, the growth of Landmark Banks in all three regions was tremendous. By the 1990’s, it was clear that aligning Landmark Banks’ resources under one bank holding company would be more efficient for taking advantage of growth opportunities, and The Landrum Company was born. Over the next decade, several of the community bank charters were merged and, by 2004, The Landrum Company’s bank holdings consisted of three banks, located in central Missouri, southern Missouri, and Texoma (southern Oklahoma and northern Texas). These three banks were combined as Landmark Bank under the oldest (dated 1865) charter in April 2009, marking a landmark moment in The Landrum Company’s history.

In 2011 Landmark Bank purchased the loans, deposits, and fixed assets of two branches of the First Bank of Roxton, Texas, located in Whitesboro and Collinsville, Texas. This transaction included $25.8 million in purchased loans and $63.9 million in deposits. In 2012 Landmark Bank purchased DKB Bancshares, Inc. and immediately merged its wholly-owned subsidiary, Bank of Birch Tree, Birch Tree, Missouri, with and into Landmark Bank. Landmark Bank acquired $15.6 million in loans and $23.2 million in deposits in this transaction. Today, Landmark Bank is continuing the tradition of local banking in 30 communities across Missouri, Oklahoma, and Texas.

Missouri. The Landrum Company’s Missouri markets are diverse and include Columbia, home of the University of Missouri, Jefferson City, the state capital, and eight smaller markets in the southern Missouri counties of Texas, Howell, Shannon, and Wright. The southern Missouri markets are primarily timber and cattle based, businesses which have historically made a strong contribution to Landmark Bank’s interest margin, while Columbia has provided the stabilizing effects of healthcare, university, and insurance company employment; and Jefferson City enjoys the benefits of being the situs for most state legislative and regulatory bodies. Private banking, Landmark Bank’s high-touch, full-service banking for high net worth customers, has seen success in Columbia, catering to professors, physicians, and others brought to the area by the University.

Oklahoma. The Oklahoma economy, boosted recently by investments by the Chickasaw and Choctaw tribes, holds considerable opportunity in markets like Durant, Ada, and Ardmore where Landmark Bank is well positioned for growth. Landmark Bank enjoys a very high market share in Tishomingo and its other legacy markets, providing a stable source of business from which to draw.

Texas. Landmark Bank’s Texas markets are positioned to catch the wave of northern expansion from Dallas. As infrastructure is built and new bedroom communities spring up, markets such as Sherman, Gainesville, Whitesboro, Van Alstyne, and Prosper are showing the economic benefit and have significant potential for growth. In February 2017, Landmark Bank opened a new full service branch in Frisco, TX.

Services and Products

Landmark Bank offers a comprehensive array of deposit products, loan services, and other services to its customers, filling both retail and commercial needs, as well as addressing home mortgage and investment and trust lines of business. These products and services work hand in hand with Landmark Bank’s here for you customer service strategy, to provide a high level of flexibility, delivery, and service to Landmark Bank’s customers.

Management

The Landrum Company’s seasoned management team blends a keen understanding of small market, community banking with large scale banking expertise. Committed to education, community betterment, and a banking philosophy that values relationships, they are well positioned to implement the here for you strategy that efficiently leverages these values on a larger scale.

Employees

As of March 31, 2017, Landmark Bank had 631 full-time employees and 87 part-time employees. None of these employees are subject to a collective bargaining agreement. Landmark Bank believes that its relationship with its employees is good.

Material Contracts and Benefit Plans

Bank Stock Loan. In 2011 The Landrum Company entered into a borrowing relationship with an unrelated bank. Initially this relationship included three separate credit facilities; two term notes were subsequently combined into one term note. As such, the remaining two credit facilities consist of a term note and a $6,000,000 line of credit. As of March 31, 2017, the amount of principal outstanding on the term note was $7.2 million and the line of credit had a $500 thousand balance. With respect to the term note, The Landrum Company makes quarterly payments of principal and interest totaling $329,345. This note has a maturity date of April 12, 2021, with a balloon payment of $1,566,752, assuming the note is not extended prior to its due date. The line of credit has a maturity date of April 2017 and is expected to be renewed, with a new maturity of April 10, 2018. Both notes are secured by a pledge of all of the common stock of Landmark Bank owned by The Landrum Company.

Combined Benefits Plan. Employees of Landmark Bank participate in The Landrum Company Combined Benefits Plan (the “CBP”), which includes provisions for a profit sharing component and a 401(k) component. Employees are eligible to receive employer contributions under the profit sharing component after one year of service, 1,000 hours of service during a year, employment as of the end of the year, and attaining age 18. For the 401(k) component, employees are eligible to defer and to receive matching contributions into the plan immediately upon employment and attaining age 18.

Participants in the CBP vest in 20 percent of employer contributions after the first year of service and vest in additional 20 percent increments each year thereafter. Regardless of length of service, a participant automatically becomes 100 percent vested in his or her account balance upon death, disability, or normal retirement (attaining age 65). Participants in the 401(k) component vest immediately in their elective deferrals.

Landmark Bank’s matching contribution is discretionary and is currently 100 percent of the first 3 percent, and 50 percent of the next 2 percent, of the employee’s annual compensation contributed into the 401(k) component by the employee. Contributions to the profit sharing component are determined annually at the discretion of its board of directors. The Landrum Company provides liquidity to the CBP through periodic redemptions of shares of The Landrum Company held by the plan, with the purchase price at “fair market value” as determined by an independent appraiser. For 2016 and 2015, no contributions were made to the profit sharing component.

In 2015, The Landrum Company redeemed 51,869 shares of common stock from the profit sharing component of the CBP, for an aggregate purchase price of $17,773,635. The proceeds from the redemption were used to provide liquidity to the CBP. There were no stock redemptions made in 2016.

At December 31, 2016, the fair value of the 5,536 shares of Class A Voting Common Stock of The Landrum Company in the profit sharing component of the CBP was $2.7 million, based on a fair market value per share of $485. At December 31, 2016, the CBP profit sharing component held no shares of Class B Nonvoting Common Stock of The Landrum Company.

Employee Stock Ownership Plan. Effective January 1, 2002, The Landrum Company sponsored a leveraged employee stock ownership plan (the “ESOP”), which covers all employees of The Landrum Company and Landmark Bank who have one year of service, worked at least 1,000 hours during a year, are employed as of the end of the year, and have attained the age of 18. The Landrum Company shares held by the ESOP initially were pledged as collateral for the ESOP’s debt for which The Landrum Company also provided a guarantee. The debt was repaid in its entirety on June 30, 2012.

When needed, The Landrum Company provides liquidity to the ESOP through periodic redemptions of shares of The Landrum Company held by the ESOP. In 2016 Landmark Bank made a cash contribution to the ESOP of $500,000. In 2015, The Landrum Company redeemed 25,622 shares of The Landrum Company common stock from the ESOP for an aggregate purchase price of $8,818,430. Also in 2015, Landmark Bank made a cash contribution to the ESOP of $350,000. The Landrum Company receives annual valuations of “fair market value” of the shares held by the ESOP, as of year-end. The valuations are conducted by an independent appraiser. The Landrum Company is obligated to redeem shares held by the ESOP under certain circumstances (commonly referred to as a “put” right held by the ESOP).

As of December 31, 2016, the fair value of the 37,364 shares of Class A Voting Common Stock and 7,961 shares of Class B Nonvoting Common Stock in the ESOP was $22,033,965 based on a fair value per share of $485 and $475, respectively.

The historical fair market values for the shares (including the “put”) are as follows:

	2016	2015	2014	2013	2012
Class A Voting Common	$485.00	$380.00	$350.00	$315.00	$234.00
Class B Nonvoting Common	$475.00	$370.00	$345.00	$300.00	$225.00

Equity Participation Plan. Messrs. Gibbens and Dale and Ms. McDonnell, along with 55 other participants, participate in The Landrum Company Equity Participation Plan (the “EPP”). The EPP involves the award of performance units to participants, with cash payments over a period of time following a termination date. Each participant in the EPP is required to enter into a non-competition and non-solicitation agreement with Landmark Bank. Under the initial structure of the EPP, the value of the performance units awarded to participants was calculated as the growth in core book value between the date of measurement and the date each performance unit was granted. Under revised provisions of the EPP adopted in 2012, the value of the performance units is equal to the difference of the value at the date of measurement over the core book value of the performance units at the initial date of award, with annual increases in value of the performance units based on an index determined by the board of directors at the end of each year (currently set at the prime rate). During 2016 and 2015, no new performance units were awarded under the EPP. Participant balances are subject to multi-year vesting and payments to participants are made over a multi-year schedule after separation from employment (resignation or retirement). A reserve for potential future payments under the EPP is provided for on a current basis, amounting to approximately $9.7 million and $10.4 million at December 31, 2016 and 2015, respectively. The reserve is included in other liabilities in the consolidated balance sheet.

Long-Term Incentive Plan. In 2012, Landmark Bank’s board of directors approved the implementation of a Long-Term Incentive Plan (the “LTIP”). Messrs. Gibbens and Dale and Ms. McDonnell participate in the LTIP, along with 24 other participants. The purpose of the LTIP is to advance the interests of Landmark Bank and its employees by focusing certain senior managers’ attention on long-term and strategic goals. The LTIP provides for the establishment of certain multi-year performance periods with incentive payouts tied to achievement of specified performance criteria. The initial four-year performance period concluded in 2016, with payouts made tied to targets for net income and return on equity of Landmark Bank. A second four-year performance period extends from 2016 through 2019 with incentives tied to targets for The Landrum Company net income and return on equity. The incentive amount is accrued throughout the performance period and is paid in a single payment in the year following the end of the performance period. As of December 31, 2016 and 2015, there was $5.7 million and $3.5 million, respectively, of compensation accrued under the LTIP.

In 2015, the LTIP was amended to make certain administrative changes: the calculation formula is now based upon actual average salary paid; the proration of payout for separated participants is now based upon full quarters employed rather than full years; and the Plan document now incorporates forfeiture for violation of non-competition provisions, rather than using a separate agreement with the participant.

Bank Owned Life Insurance. In 2001, Landmark Bank purchased bank owned life insurance (“BOLI”) policies covering certain key employees. The earnings from these policies over time are to partially subsidize employee benefit programs.

The cash surrender value of these policies amounted to approximately $17.8 and $17.3 million as of December 31, 2016 and 2015, respectively. Earnings on the BOLI policies are tax-exempt if the policies are not “cashed in” prior to the terms of the policies and are reported in other income on the consolidated statements of income.

Under certain conditions prescribed by the BOLI policies, Landmark Bank has agreed to maintain the policies during the employees’ retirements to provide the employees with a death benefit based on the substantive agreement with the employee. Landmark Bank has recognized a liability for the postretirement benefit related to these endorsement split-dollar life insurance arrangements in the amount of $441,619 and $400,903 as of December 31, 2016 and 2015, respectively, which is included in other liabilities in the consolidated balance sheets.

Employment Agreements. The Landrum Company and Landmark Bank have entered into Executive Employment Agreements with the following employees: Kevin D. Gibbens; Logan M. Dale; and Sabrina B. McDonnell. The agreements address the duties, term of employment, compensation, benefits, termination, change in control, confidentiality, noncompetition and nonsolicitation, and other general provisions related to employment agreements between Landmark Bank and employee.

Agreement with Mr. Gibbens

On August 24, 2010, Landmark Bank entered into an Executive Employment Agreement with Mr. Gibbens setting forth the terms of his employment. Pursuant to the agreement, Mr. Gibbens serves as President and Chief Executive Officer of Landmark Bank. The original term of the agreement was one year, with automatic renewals for successive one-year terms, unless either party terminates the agreement.

Mr. Gibbens is entitled to an annual base salary, currently set at $410,000, and to participate in any bonus compensation program instituted by Landmark Bank’s board of directors. Mr. Gibbens also receives health, dental, and life insurance, participation in Landmark Bank’s combined benefit plan and equity plans, four weeks of vacation per year, office space, administrative services, and reimbursement for all reasonable and necessary business expenses incurred in connection with his performance of his duties under the agreement, including travel expenses.

If (i) Landmark Bank terminates Mr. Gibbens’ employment without “Cause,” as defined in the agreement, or (ii) Mr. Gibbens voluntarily terminates his employment after Landmark Bank undergoes a change in control within two years of which Mr. Gibbens experiences a material diminution in his base compensation or duties, then Mr. Gibbens is entitled to receive a salary continuance equal to 1.5 times his annual base salary, paid out over the course of the 18 months following his termination. Mr. Gibbens is also entitled to receive an amount equal to the difference between the amount he would have received under Landmark Bank’s equity plan had he been fully vested at the time of termination, less the amount he is actually entitled to receive under the terms of the equity plan, up to an amount equal to six months’ base salary. If Landmark Bank terminates Mr. Gibbens’ employment for “Cause,” or he voluntarily terminates his employment without diminution in his base compensation or duties following a change of control, then Mr. Gibbens is entitled to receive his base salary up to the date of termination. Under any circumstances, upon termination of employment Mr. Gibbens is entitled to receive all accrued and unused vacation time as of the date of termination and any bonus amounts earned or authorized prior to the date of termination.

Agreement with Mr. Dale

On March 22, 2012, Landmark Bank entered into an Executive Employment Agreement with Mr. Dale setting forth the terms of his employment. Pursuant to the agreement, Mr. Dale served as Regional President of Southern Missouri, but his position has been changed to that of Executive Vice President – Commercial Banking Executive and Chief Credit Officer. The original term of the agreement was one year, with automatic renewals for successive one-year terms, unless either party terminates the agreement.

Mr. Dale is entitled to an annual base salary, currently set at $242,250, and to participate in any bonus compensation program instituted by Landmark Bank’s board of directors. Mr. Dale also receives health, dental, and life insurance, participation in Landmark Bank’s combined benefit plan and equity plans, four weeks of vacation per year, office space, administrative services, and reimbursement for all reasonable and necessary business expenses incurred in connection with his performance of his duties under the agreement, including travel expenses.

If (i) Landmark Bank terminates Mr. Dale’s employment without “Cause,” as defined in the agreement, or (ii) he voluntarily terminates his employment after Landmark Bank undergoes a change in control within two years of which he experiences a material diminution in his base compensation or duties, then Mr. Dale is entitled to receive a salary continuance in an amount equal to 1.5 times his annual base salary, paid out over the course of the 18 months following termination. Mr. Dale is also entitled to receive an amount equal to the difference between the amount he would have received under Landmark Bank’s equity plan had he been fully vested at the time of termination, less the amount he is actually entitled to receive under the terms of the equity plan, up to an amount equal to six months’ base salary. If Landmark Bank terminates Mr. Dale’s employment for “Cause,” or he voluntarily terminates his employment without diminution in his base compensation or duties following a change of control, then Mr. Dale is entitled to receive his base salary up to the date of termination. Under any circumstances, upon termination of employment Mr. Dale is entitled to receive all accrued and unused vacation time as of the date of termination and any bonus amounts earned or authorized prior to the date of termination.

Agreement with Ms. McDonnell

On March 21, 2012, Landmark Bank entered into an Executive Employment Agreement with Ms. McDonnell setting forth the terms of her employment. Pursuant to the agreement, Ms. McDonnell serves as Executive Vice President – Chief Administrative Executive. The original term of the agreement was one year, with automatic renewals for successive one-year terms, unless either party terminates the agreement.

Ms. McDonnell is entitled to an annual base salary, currently set at $261,500, and to participate in any bonus compensation program instituted by Landmark Bank’s board of directors. Ms. McDonnell also receives health, dental, and life insurance, participation in Landmark Bank’s combined benefit plan and equity plans, four weeks of vacation per year, office space, administrative services, and reimbursement for all reasonable and necessary business expenses incurred in connection with her performance of her duties under the agreement, including travel expenses.

If (i) Landmark Bank terminates Ms. McDonnell’s employment without “Cause,” as defined in the agreement, or (ii) she voluntarily terminates her employment after Landmark Bank undergoes a change in control within two years of which she experiences a material diminution in her base compensation or duties, then she is entitled to receive a salary continuance in an amount equal to 1.5 times her annual base salary, paid out over the course of the 18 months following termination. Ms. McDonnell is also entitled to receive an amount equal to the difference between the amount she would have received under Landmark Bank’s equity plan had she been fully vested at the time of termination, less the amount she is actually entitled to receive under the terms of the equity plan, up to an amount equal to six months’ base salary. If Landmark Bank terminates Ms. McDonnell’s employment for “Cause,” or she voluntarily terminates her employment without diminution in her base compensation or duties following a change of control, then Ms. McDonnell is entitled to receive her base salary up to the date of termination. Under any circumstances, upon termination of employment Ms. McDonnell is entitled to receive all accrued and unused vacation time as of the date of termination and any bonus amounts earned or authorized prior to the date of termination.

Certain Relationships and Related Transactions

The Landrum Company has entered into an agreement to pay fees for various services provided by Landmark Bank. The fees are not necessarily the result of arms-length negotiations; however, Landmark Bank believes fees paid for these services were on terms that were substantially the same, or at least as favorable to Landmark Bank, as were available for similar transactions through non-affiliated companies. For services provided in 2016, The Landrum Company paid Landmark Bank $323,000. Total fees paid by The Landrum Company to Landmark Bank in 2015 were $292,000.

Landmark Bank periodically makes loans to employees and directors of The Landrum Company and Landmark Bank, the members of their immediate families, and companies with which they are affiliated. At December 31, 2016 and 2015, the aggregate balance for such loans was approximately $7.5 million and $9.3 million, respectively. These loans:

•	were made in the ordinary course of business;

•	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and

•	did not involve more than the normal risk of collection or present other unfavorable features.

Litigation

The Landrum Company and Landmark Bank are involved in litigation from time to time. This litigation has the potential to cause The Landrum Company or Landmark Bank, as the case may be, to incur unexpected losses, some of which may not be covered by insurance and which may materially adversely affect The Landrum Company’s financial condition.

A lawsuit has been filed against an insurance company through which Landmark Bank sold a policy to one of its customers. The personal representative of the estate of the client is suing the insurance company, claiming the beneficiary name was not changed as requested before the client’s death. The plaintiff seeks to hold the insurance company liable for the banker’s alleged acts or omissions and to force the insurance company to pay the amount of the death benefit (approximately $60,000) a second time. The insurance company has requested indemnification from Landmark Bank should the plaintiff prevail. The Landrum Company is unable to predict the eventual result or estimate the total potential liability.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents management’s analysis of the financial condition of The Landrum Company at December 31, 2016, and 2015 and the results of operations for the years then ended. Because the principal asset of The Landrum Company is its ownership of Landmark Bank (increased during 2016 to 100 percent), this discussion will necessarily also entail consideration of Landmark Bank’s financial condition and results of operations. This review should be read in conjunction with the financial statements, notes to the financial statements, and other financial data of The Landrum Company and Landmark Bank appearing elsewhere in this annual report on Form 1-K. Unless otherwise stated, data is for The Landrum Company on a consolidated basis.

Accounting Policies

The accounting and reporting policies of The Landrum Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon future events. Carrying assets and liabilities at fair value results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies for The Landrum Company are presented in Note 1 to the financial statements appearing elsewhere in this annual report on Form 1-K. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant effect on the financial statements. Management considers the accounting policies related to the allowance for loan and lease losses to be critical accounting policies.

Comparison of Operating Results for the Years Ended December 31, 2016 and 2015

General.

Net income for 2016 was $22.6 million, an increase of $3.3 million, or 17.1 percent, when compared to the $19.3 million earned during 2015. In 2016 The Landrum Company reported a $5.5 million increase in net interest income and a $1.4 million increase in the provision expense for loan and lease losses. Non-interest income increased by $1.4 million and non-interest expense by $5.2 million. Earnings per share of common stock were $33.39 for 2016, compared with $33.15 for 2015, an increase of 0.7 percent.

For 2016 net charge-offs were $3.3 million compared to $2.3 million in 2015. Provision for loan losses was $4.4 million in 2016 compared with $3.0 million in 2015.

Non-interest income was $34.8 million for 2016, an increase of 4.2 percent from 2015, primarily due to increases in gains on loans sold, debit and credit card income, and loan fee income. Non-interest expense was $85.7 million for 2016, an increase of 6.5 percent from 2015, primarily due to increases in salaries and benefits expense and a write-down of assets related to the planned closing or repurposing of 5 bank locations.

Net Interest Income.

Net interest income is the principal source of earnings of The Landrum Company and represents the difference between interest earned on loans, securities, and other earning assets and interest paid on deposits and other interest-bearing liabilities. A number of factors, such as the volume and mix of earning assets and fund sources and the interest rate environment affect net interest income. The level of earning assets funded by interest-free funding sources (primarily noninterest bearing demand deposits and equity capital) also affects net interest income. Principal interest-earning assets are loans; Interest income from the securities portfolio, federal funds sold, and other short-term investments also contribute to interest income. The Landrum Company actively manages net interest income for revenue goals while balancing interest rate, credit, and liquidity risks. Net interest income totaled $84.5 million for the year ended December 31, 2016, an increase of $5.4 million, or 6.8 percent, from the year ended December 31, 2015, when net interest income totaled $79.1 million.

The average yield on loans in 2016 decreased 7 basis points to 4.72 percent compared to 2015, reflecting a continued low interest rate environment as evidenced by the prime rate at 3.50% (the prime rate was increased to 3.75% in December, 2016). Loan interest income increased $5.5 million during 2016, due to volume increases that more than offset the lower average yield.

Average interest-earning assets for the year ended December 31, 2016 increased $241.6 million, or 11.4 percent, from the prior year. The increase reflects loan growth of $139.2 million, investment securities growth of $119.2 million, and a decrease in short term investments of $16.8 million. More than half of the increase in interest-earning assets was funded by interest bearing sources, as the increase in average interest-bearing liabilities for the year ended December 31, 2016 was $147.2 million, or 8.8 percent, from the prior year. The average yield on interest-earning assets for the year ended December 31, 2016, was 3.95 percent, down from 4.05 percent for the year ended December 31, 2015, reflecting the effect of the lower interest rate environment.

Average interest-earning assets for the year ended December 31, 2015, increased $247.7 million, or 13.2 percent, from the prior year. The increase reflects loan growth of $112.0 million, investment securities growth of $125.4 million, as well as a $10.3 million increase in short-term investments. More than half of the increase in interest-earning assets was funded by interest-bearing sources, as the increase in average interest-bearing liabilities for 2015 was $174.7 million over 2014. The average yield on interest-earning assets for the year ended December 31, 2015, was 4.05 percent, down from 4.26 percent for the year ended December 31, 2014, reflecting the effect of the lower interest rate environment.

The average rate on interest-bearing liabilities for the year ended December 31, 2016, was 0.50 percent, compared to 0.43 percent during the prior year. These figures are consistent with the interest rate trends noted above. Although interest rates paid on deposit products are set at the discretion of management, rates of competitors and market trends are weighed carefully by management when setting rates. Average interest-bearing sources increased $147.2 million, or 8.8 percent, and average demand deposits increased by $35.1 million, or 7.7 percent, during 2016 compared to 2015.

The average rate on interest-bearing liabilities for the year ended December 31, 2015, was 0.43 percent, compared to 0.44 percent during the prior year. Average interest-bearing sources increased $174.7 million, or 11.6 percent, and average demand deposits increased by $44.3 million, or 10.8 percent, during 2015 compared to 2014.

The banking industry uses two key ratios to measure relative profitability of net interest revenue: (i) interest rate spread; and (ii) net interest margin. The interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. The interest rate spread eliminates the effect of non-interest bearing deposits and other non-interest bearing funding sources and gives a direct perspective on the effect of market interest rate movements. The net interest margin is an indication of the profitability of a financial institution’s loans and investments and is defined as net interest revenue as a percentage of total average interest earning assets, which includes the positive effect of funding a portion of interest earning assets with non-interest bearing deposits and with shareholders equity.

For the years ended December 31, 2016, and 2015, The Landrum Company’s net interest spread was 3.47 percent and 3.62 percent, respectively, while the net interest margin was 3.58 percent and 3.71 percent, respectively. This decrease is a result of lower interest rate environment, higher allocation of assets in investments, and strong competition for loans.

Table 1 shows the relationship between interest revenue and interest expense and the average balances of interest earning assets and interest bearing liabilities.

	Table 1–Average Balance Sheets, Yields, and Rates for the Year Ended December 31, (dollars in thousands)
	2016			2015			2014
	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)

Interest-earning assets:
Loans[1], [2]	$1,521,566	$71,752	4.72%	$1,382,328	$66,207	4.79%	$1,270,345	$63,243	4.98%
Taxable securities	396,194	8,710	2.20%	320,907	7,769	2.42%	291,884	6,931	2.37%
Tax-exempt securities[3]	439,683	13,194	3.00%	395,739	12,192	3.08%	299,353	10,028	3.35%
Federal funds sold and short-term investments	12,943	66	0.51%	29,784	47	0.15%	19,484	18	0.09%

Total interest-earning assets	$2,370,386	$93,722	3.95%	$2,128,758	$86,215	4.05%	$1,881,066	$80,220	4.26%

Non-interest-earning assets:
Cash and due from banks	48,728			41,455			40,764
Premises and equipment	70,628			72,303			75,872
Allowance for loan losses	(23,761)			(23,005)			(20,455)
Other assets	81,364			65,290			58,259

Total non-interest-earning assets	176,959			156,043			154,440

Total assets	$2,547,345			$2,284,801			$2,035,506

Interest-bearing liabilities:
Deposits
NOW	$742,659	$1,152	0.16%	$664,991	$867	0.13%	$602,426	$763	0.13%
Savings	164,190	115	0.07%	142,570	77	0.05%	125,719	56	0.04%
Money market	196,104	301	0.15%	191,249	255	0.13%	176,084	228	0.13%
Time	599,869	5,382	0.90%	492,819	3,757	0.76%	456,070	3,627	0.80%

Total interest bearing deposits	$1,702,822	$6,950	0.41%	$1,491,629	$4,956	0.33%	$1,360,299	$4,674	0.34%

Federal Home Loan Bank advances	$65,741	510	0.78%	$99,687	$746	0.75%	$54,963	$394	0.72%
Federal funds purchased and short-term borrowings	24,230	559	2.31%	54,300	405	0.75%	55,696	515	0.92%
Subordinated debt	34,794	1,161	3.33%	34,794	1,044	3.00%	34,793	1,027	2.95%

Total interest-bearing Liabilities	$1,827,587	$9,180	0.50%	$1,680,410	$7,151	0.43%	$1,505,751	$6,610	0.44%

Noninterest-bearing liabilities:
Demand deposits	$488,491			$453,370			$409,118
Other liabilities	32,639			28,027			24,836
Total shareholders’ equity	198,628			122,994			95,801

Total liabilities and shareholders’ equity	$2,547,345			$2,284,801			$2,035,506

Net interest income		$84,542			$79,064			$73,610

Net interest spread[4]			3.47%			3.62%			3.82%
Net interest margin[5]			3.58%			3.71%			3.91%

Table 2 is a detailed analysis of volume and rate changes in interest income and interest expense for the years ended December 31, 2016 and 2015.

[1]	Interest income on loans includes loan fees.
[2]	The balances include non-accrual loans.
[3]	Tax exempt income is not calculated on a tax equivalent basis.
[4]	The interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
[5]	The net yield on weighted average interest-earning assets is calculated by dividing net interest income by the weighted average interest earning assets for the period indicated.

Table 2—Analysis of Changes in Net Interest Income6

(in thousands)

	2016 Compared to 2015 increase (decrease) due to changes in			2015 Compared to 2014 increase (decrease) due to changes in
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:
Loans[7]	$6,670	$(1,125)	$5,545	$5,575	$(2,611)	$2,964
Taxable securities	1,554	(613)	941	689	149	838
Tax-exempt securities[8]	1,353	(351)	1,002	3,229	(1,064)	2,165
Federal funds sold and short-term investments	25)	44	19	10	17	27

Total interest-earning assets	$9,552	$(2,045)	$7,507	$9,503	$(3,509)	$5,994

Interest-bearing liabilities:
Deposits
NOW	$101	$184	$285	$79	$25	$104
Savings	11	27	38	8	13	21
Money market	6	40	46	20	8	28
Time	814	811	1,626	292	(162)	130

Total interest bearing deposits	$932	$1,062	$1,995	$399	$(116)	$283

Federal Home Loan Bank advances	$(255)	$19	$(236)	$321	$31	$352

Federal funds purchased and short-term borrowings	(226)	380	154	(13)	(97)	(110)
Subordinated debt	—	116	116	—	15	15

Total interest-bearing liabilities	$452	$1,577	$2,029	$707	$(167)	$540

Net interest income	$9,100	$(3,622)	$5,478	$8,796	$(3,342)	$5,454

Provision for Loan and Lease Losses. The provision for loan and lease losses was $4.4 million in 2016, compared with $3.0 million in 2015. As a percentage of outstanding loans at year-end, the allowance for loan and lease losses was 1.54 percent on December 31, 2016 and 1.56 percent on December 31, 2015. The ratio of net loan charge-offs to average outstanding loans for 2016 was 0.15 percent and for 2015 was 0.10 percent.

The provision for loan and lease losses is based on management’s evaluation of inherent risks in the loan portfolio and the corresponding analysis of the allowance for loan and lease losses. Additional discussions on loan quality and the allowance for loan and lease losses are included in the subsection below titled “Asset Quality and Risk Elements.” See also Note 1 to The Landrum Company’s financial statements included elsewhere in this annual report on Form 1-K, and the subsection above titled “Accounting Policies.”

[6]	Any variance attributable to volume and rate changes is allocated to the volume and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.
[7]	The balances include nonaccrual loans.
[8]	Tax-exempt income or yield has not been presented on a tax equivalent basis.

Non-Interest Income. Non-interest income is generated primarily from fees on deposit accounts, income earned on trust accounts, brokerage income, mortgage banking activity, and card processing fees. Total non-interest income for the year ended December 31, 2016, was $34.8 million and for the year ended December 31, 2015 was $33.4 million.

Table 3 details non-interest income by category for the years ended December 31, 2016, 2015, and 2014.

Table 3—Non-interest Income

(in thousands)

	For the Years Ended December 31,
	2016	2015	2014
Nonsufficient funds fees	$11,337	$11,651	$12,222
Gains on loans, investments, and other assets sold, net	7,481	5,887	2,217
Net card processing income	6,200	5,653	5,058
Trust revenue	3,438	3,317	3,090
Loan related fees	1,682	1,356	808
Service charges	1,417	1,384	1,526
Brokerage revenue	1,352	2,095	2,242
ATM income	756	680	642
BOLI – increase in cash surrender value	533	537	532
Other income	626	876	1,711

Total non-interest income	$34,822	$33,436	$30,048

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2016 was $85.7 million and for the year ended December 31, 2015, was $80.5 million. The 2016 increase in non-interest expense was primarily due to increases in salaries and benefits expense and occupancy and equipment expenses related to the write-down of assets related to the planned closing or repurposing of 5 bank locations. The 2015 increase in non-interest expenses was primarily due to increases in salaries and benefits expense, data processing costs, and regulatory assessments.

Table 4 details non-interest expense by category for the years ended December 31, 2016, 2015, and 2014.

Table 4—Non-Interest Expense

(in thousands)

	For the Years Ended December 31,
	2016	2015	2014
Salaries and benefits	$49,079	$47,207	$43,320
Occupancy and equipment	14,092	11,947	11,722
Data processing	4,031	3,854	3,443
Marketing and business development	3,329	3,106	3,035
Loan and collection expenses	2,250	1,821	1,500
Regulatory assessments	1,963	1,838	1,535
Postage, printing and supplies	1,810	1,719	1,623
Retail deposit related expenses	1,371	1,146	1,068
Travel and training expense	1,280	1,000	919
Telephone and communications costs	1,248	1,371	1,240
Directors’ fees	1,245	1,183	1,139
Professional fees	1,202	1,428	1,384
Deposit premium amortization	470	470	470
Other non-interest expense	2,305	2,373	1,899

Total non-interest expense	$85,675	$80,463	$74,297

Comparison of Financial Condition as of December 31, 2016 and 2015

General. Total assets were $2.6 billion at December 31, 2016 and $2.4 billion at December 31, 2015, compared to $2.2 billion at December 31, 2014. This growth was due mostly to an increase in the loan and investment portfolios. Net loans were $1.5 billion at December 31, 2016, and $1.4 billion at December 31, 2015, compared to $1.3 billion at December 31, 2014. This represents an increase of $96.6 million, or 6.7 percent, in 2016 and an increase of $137 million, or 10.5 percent in 2015.

Total deposits increased by $244.3 million, or 12.1 percent, to $2.3 billion at December 31, 2016, from $2.0 billion at December 31, 2015. Total equity increased by $7.7 million, or 4.2 percent, to $189.1 million at December 31, 2016, from $181.4 million at December 31, 2015. This net increase in equity was primarily due to an increase in earnings, net of dividends paid.

Investment Securities. The composition of the investment securities portfolio reflects The Landrum Company’s investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of revenue. The securities portfolio also provides a balance to interest rate risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain public deposits.

Total investment securities at December 31, 2016, were $844.4 million, an increase of $26.0 million from the end of 2015. During the year ended December 31, 2016, Landmark Bank experienced a significant inflow of new deposits and proceeds thereof were invested in a variety of securities. In addition, Landmark Bank continued to purchase securities during the 2016 calendar year as part of a continuing effort to manage the interest rate sensitivity of the balance sheet, to increase net interest income in an effort to offset softening loan demand, and to replace maturing securities. At December 31, 2016 and 2015, total investment securities represented 33 percent and 34 percent, respectively, of total assets. Tax equivalent weighted average yields of U.S. government agency, state and municipal obligations, and mortgage-backed securities at December 31, 2016, were 1.77 percent, 4.32 percent, and 2.05 percent, and at December 31, 2015, were 1.86 percent, 4.66 percent, and 1.98 percent, respectively.

Investment securities that management has the ability and intent to hold to maturity are classified as “held-to-maturity” and are carried at cost, adjusted for amortization of premiums and accretion of discounts, using the interest method. Other investments are classified as “available-for-sale” and are carried at fair value. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair value is measured using independent pricing models or other model-based valuation techniques, such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions, and other factors such as credit loss assumptions. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in comprehensive income and shareholders’ equity, net of deferred income taxes. The net unrealized gain at December 31, 2016, was $6.0 million, and $10.6 million at December 31, 2015.

The following tables show the carrying value and maturity distribution of the Landrum Company’s investment securities (primarily owned at the Landmark Bank level).

Table 5a—Carrying Value of Investment Securities

(in thousands)

	December 31,
	2016	2015	2014
Securities Available for Sale:
U.S. government agencies	$149,280	$118,936	$37,998
State and municipal obligations	512,263	471,615	368,795
Mortgage-backed securities	173,258	214,350	262,849
Mutual funds	3,350	3,404	3,423

Totals	$838,151	$808,305	$673,065

Held-to-Maturity and Restricted Assets:
Mortgage-backed securities	—	—	$2,853
Stock in Federal Reserve Bank	$1,906	$1,607	1,607
Stock in Federal Home Loan Bank	4,210	8,371	6,789
Other	95	95	117

Totals	$6,211	$10,073	$11,366

Total Carrying Value of Investment Securities	$844,362	$818,378	$684,432

Table 5b—Carrying Value of Investment Securities by Maturity—December 31, 2016

(in thousands)

	Held–to-Maturity	Available-for-Sale	Total
Due in one year or less	—	$3,843	$3,843
Due from one to five years	—	243,879	243,879
Due from five to ten years	—	125,343	125,343
Due after ten years	—	288,480	288,480

Totals		$661,544	$661,544

Mortgage-backed securities	—	$173,258	$173,258
Stock in Federal Reserve Bank	$1,907	—	1,907
Stock in Federal Home Loan Bank	4,209	—	4,209
Other	95	—	95
Mutual Funds	—	3,350	3,350

Totals	$6,211	$838,151	$844,362

The investment securities portfolio consists primarily of U.S. government agency securities, state and municipal obligations, and mortgage-backed securities which are almost exclusively U.S. government agency sponsored. A mortgage-backed security relies on the underlying pools of mortgage loans to provide a cash flow of principal and interest. The actual maturities of these securities will differ from the contractual maturities because the loans underlying the security may prepay without prepayment penalties. Decreases in long-term interest rates will generally cause an acceleration of prepayment levels. In a declining interest rate environment, proceeds may not be able to be reinvested in assets that have comparable yields.

Loans. Total loans averaged $1.5 billion during 2016 and $1.4 billion during 2015. At December 31, 2016, total loans were $1.6 billion, an increase of $97.7 million, or 6.7 percent, from December 31, 2015. This continued the trend from 2014 to 2015, which reflected a $125 million, or 9.4 percent, increase.

Table 6 details the loan portfolio by loan type as of the years indicated.

Table 6—Loan Portfolio

(in thousands)

	December 31,
	2016	2015	2014	2013	2012
Construction and development	$189,714	$151,236	$128,890	$96,174	$95,749
Secured by farmland	132,638	124,112	115,454	115,052	116,628
1-4 family residential	453,801	451,891	413,942	379,280	369,335
Commercial real estate/multi-family	436,983	428,740	402,979	383,006	390,214
Commercial and industrial	182,593	182,372	144,694	135,300	134,930
Installment and other credit	67,859	67,700	65,113	63,280	62,922
Other	99,404	59,234	56,269	51,895	43,521

Total loans	1,562,992	1,465,285	1,327,341	1,223,987	1,213,299
Allowance for loan and lease losses	(24,009)	(22,859)	(22,159)	(20,215)	(21,283)

Net loans	$1,538,983	$1,442,426	$1,305,182	$1,203,772	$1,192,016

Table 7 sets forth the maturity distribution of loans, including the interest rate structure for loans maturing after one year.

Table 7—Loan Portfolio Maturity — as of December 31, 2016

(in thousands)

	Maturity				Rate Structure for Loans Maturing Over One Year
	One Year or Less	One Through Five Years	Over Five Years	Total	Fixed Rate	Variable Rate
Construction and development	$104,889	$65,862	$18,963	$189,714	$89,647	$100,067
Secured by farmland	27,686	57,269	47,683	132,638	79,041	53,597
1-4 family residential	36,819	126,790	290,192	453,801	170,447	283,354
Commercial real estate/multi-family	49,752	252,573	134,658	436,983	273,101	163,882
Commercial and industrial	95,564	72,782	14,247	182,593	117,064	65,529
Installment and other credit	10,179	52,760	4,920	67,859	67,004	855
Other	58,213	22,675	18,516	99,404	85,056	14,348

Totals	$383,102	$650,711	$529,179	$1,562,992	$881,360	$681,632

Asset Quality and Risk Elements. The Landrum Company manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Landrum Company’s credit function is charged with monitoring asset quality, establishing credit policies and procedures, and managing the consistent application of these policies and procedures.

The provision for loan and lease losses is based on management’s judgment of the amount necessary to maintain the allowance for loan and lease losses at a level adequate to absorb probable losses. The amount of the provision each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies and other credit quality trends, management’s assessment of loan portfolio quality, the value of collateral, and economic factors and trends.

Reviews of non-performing loans, past due loans, and larger credits are designed to identify potential charges to the allowance for loan and lease losses, as well as to determine the adequacy of the allowance, and are conducted on a regular basis during the year. These reviews are performed by the responsible lending officers as well as a separate loan review function with consideration of such factors as the customer’s financial position, prevailing and anticipated economic conditions, and other pertinent factors.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan and lease losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, management’s evaluation of the current loan portfolio, and consideration of current economic trends and conditions. The loan portfolio also represents the largest asset type on The Landrum Company’s consolidated balance sheet. Loan and lease losses are charged against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan and lease losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan and lease losses consists of a specific reserve component and a general reserve component. The components of the allowance for loan and lease losses represent an estimate pursuant to Accounting Standards Codification (“ASC”) 450-Contingencies and ASC 310-Receivables. The specific reserve component of the allowance for loan and lease losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations for “Impaired Loans” are based on regular analyses of all loans over $50,000 where the internal credit rating is substandard or below and on non-accrual status or greater than 90 days delinquent. These analyses involve judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values.

The general reserve portion of the allowance reflects management’s estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower’s financial condition, the difficulty in identifying triggering events that correlate to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. Also, loss data representing a complete economic cycle is not available for all sectors. Uncertainty surrounding the strength and timing of economic cycles also affects estimates of loss. The historical loss element is determined using the average of actual losses incurred over the prior three years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans. The loss allocation factors are updated at least annually. The historical losses used in developing loss allocation factors may not be representative of actual unrealized losses inherent in the portfolio.

There are many factors affecting the allowance for loan and lease losses; some are quantitative while others require qualitative judgment. Although management believes its processes for determining the allowance adequately consider all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan and lease losses could be required that could adversely affect earnings or financial position in future periods. The allowance for loan and lease losses is reviewed and approved by the board of directors on a quarterly basis.

Table 8 details a summary of changes in the allowance for loan and lease losses for each of the past five years.

Table 8—Allowance for Loan and Lease Losses

(dollars in thousands)

	At or For The Years Ended December 31,
	2016	2015	2014	2013	2012
Balance at beginning of period	$22,859	$22,159	$20,215	$21,283	$20,271

Provision for loan losses	4,412	2,991	3,057	847	3,366

Charge-offs:
Construction and development	58	12	242	131	156
Secured by farmland	12	1	—	45	100
1-4 family residential	653	352	353	761	1,119
Commercial real estate/multi-family	146	2,145	370	492	560
Commercial and industrial	1,663	823	339	128	241
Installment and other credit	880	451	456	448	526
Other loans	1,724	1,947	2,213	2,080	1,960

Total loan charge-offs	5,136	5,731	3,973	4,085	4,662
Deposits and other	1,682	1,516	1,557	1,442	1,515

Total charge-offs	6,819	7,247	5,530	5,527	6,177

Recoveries:
Construction and development	38	21	1,100	120	111
Secured by farmland	13	12	11	28	35
1-4 family residential	122	105	179	27	149
Commercial real estate/multi-family	610	516	165	114	152
Commercial and industrial	204	1,599	208	602	647
Installment and other credit	156	138	183	174	115
Other loans	1,747	2,085	2,050	2,064	2,046

Total loan recoveries	2,890	4,476	3,896	3,129	3,255
Deposits and other	667	480	521	483	568

Total recoveries	3,557	4,956	4,417	3,612	3,823

Net charge-offs	3,262	2,291	1,113	1,915	2,354

Balance at end of period	$24,009	$22,859	$22,159	$20,215	$21,283

Total loans:
At year-end	$1,562,992	$1,465,286	$1,327,342	$1,223,987	$1,213,299
Average	$1,521,556	$1,382,328	$1,270,345	$1,219,989	$1,189,030

Allowance as a percentage of average loans	1.58%	1.65%	1.74%	1.66%	1.79%

As a percentage of average loans:
Net charge-offs—loans	0.15%	0.10%	0.01%	0.08%	0.12%
Net charge-offs—overdrafts	0.07%	0.07%	0.08%	0.08%	0.08%

Total net charge-offs	0.22%	0.17%	0.09%	0.16%	0.20%

Net loan and deposit charge offs increased from $2.3 million in 2015 to $3.3 million in 2016. Net charge-offs on loans increased to 0.15 percent at December 31, 2016, and were 0.10 percent and 0.01 percent during 2015 and 2014, respectively.

Management believes that the allowance for loan and lease losses at December 31, 2016 and 2015, was adequate and appropriate to absorb losses inherent in the loan portfolio. This assessment involves subjective judgment; therefore, the adequacy of the allowance for loan and lease losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of Landmark Bank, may require additional charges to income to increase the allowance for loan losses in future periods if the results of their review warrant such additions. See the “Accounting Policies” subsection above for additional information on the allowance for loan and lease losses.

The allocation of the allowance for loan and lease losses is based on historical data, subjective judgment, and estimates and, therefore, is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur. Due to the imprecise nature of the loan loss estimation process and the effects of changing conditions, these risk attributes may not be adequately captured in the data related to the formula-based loan loss components used to determine allocations in the analysis of the adequacy of the allowance for loan and lease losses. Consequently, management believes that the general reserve allowance appropriately reflects probable inherent but undetected losses in the loan portfolio.

The following Table 9 summarizes the allocation of the allowance for loan and lease losses at December 31, 2016.

Table 9 – Allocation of Allowance for Loan and Lease Losses—December 31, 2016

	Amount (in thousands)	Percent of total allowance
Construction and development	$4,853	20%
Secured by farmland	1,146	5%
1-4 family residential	2,359	10%
Commercial real estate/multi-family	5,458	23%
Commercial and industrial	6,944	28%
Installment and other credit	2,134	9%
Other	1,115	5%

	$24,009	100%

A troubled debt restructuring (“TDR”) occurs when two conditions are present: (a) the borrower is experiencing financial difficulty; and (b) the creditor grants a concession it would not otherwise consider but for the borrower’s financial difficulties. TDRs totaled $10.1 million at December 31, 2016. Of this amount, approximately $2.2 million was on accrual status. TDRs totaled $10.2 million at December 31, 2015. Of this amount, approximately $8.9 million was on accrual status. There were no charge-offs on loans restructured as TDR during 2015 or 2016. There were no commitments to lend additional funds on these modified loans at December 31, 2015 or 2016.

Non-performing Assets. Non-performing loans, which include non-accrual loans, restructured loans still accruing, and accruing loans past due over 90 days, totaled $16.4 million at December 31, 2016, compared with $23.3 million at December 31, 2015 and $21.2 million at year-end 2014. At December 31, 2016, 2015, and 2014, the percentage of non-performing loans to total loans was 1.0 percent, 1.6 percent, and 1.6 percent, respectively. Non-performing assets, which include non-performing loans, foreclosed real estate, and other repossessed assets, totaled $18.4 million at December 31, 2016, $25.0 million at December 31, 2015, and $24.0 million at December 31, 2014.

Loans are placed on non-accrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the loan terms or when the loan becomes 90 days past due and is not both well secured and in the process of collection. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current interest revenue. Generally, interest revenue on a non-accrual loan is recognized on a cash basis as payments are received until the loan is retired and/or credit factors improve and the loan can be placed back on accrual status.

Table 10 summarizes non-performing assets at year-end for the last five years.

Table 10—Non-Performing Assets

(dollars in thousands)

	December 31,
	2016	2015	2014	2013	2012
Non-accrual loans	$14,118	$14,441	$13,683	$5,378	$7,738
Restructured loans still accruing	2,247	8,863	7,483	7,443	5,631
Loans past due 90 days or more and still accruing	—	—	—	—	—

Total non-performing loans	16,365	23,304	21,166	12,821	13,369

Other real estate owned/repossessed property	2,039	1,718	2,830	3,168	5,373

Total non-performing assets	$18,404	$25,022	$23,996	$15,989	$18,742

Total non-performing loans as a percentage of total loans	1.04%	1.60%	1.59%	1.05%	1.10%
Total non-performing assets as a percentage of total assets	0.71%	1.03%	1.11%	0.83%	1.07%

At December 31, 2016, there were $14.4 million in loans classified as impaired under the definition outlined in applicable accounting guidance (ASC 310). At December 31, 2015, there were $21.5 million in impaired loans, and at December 31, 2014, there were $18.5 million in impaired loans. Specific reserves allocated to these impaired loans totaled $1.7 million at December 31, 2016, and $1.8 million at December 31, 2015, and $2.4 million at December 31, 2014.

Loan diversity is an important risk component. Table 11 is a comparison of the percentage of concentration by type of loan as of the indicated dates.

Table 11—Loan Portfolio

	December 31,
	2016	2015	2014	2013	2012
Construction and development	12%	10%	10%	8%	8%
Secured by farmland	8%	9%	9%	9%	10%
1-4 family residential	30%	31%	30%	30%	32%
Commercial real estate/multi-family	28%	30%	31%	33%	30%
Commercial and industrial	12%	11%	11%	11%	11%
Installment and other credit	4%	5%	5%	5%	5%
Other	6%	4%	4%	4%	4%

Net loans	100%	100%	100%	100%	100%

Deposits. For the year ended December 31, 2016, total average deposits were $2.2 billion, an increase of $246.3 million, or 12.7 percent, from the year ended December 31, 2015, when total average deposits were $1.9 billion, an increase of $175.6 million or 9.9 percent from the year ended December 31, 2014.

For the year ended December 31, 2016, average non-interest bearing deposits were $488.5 million, an increase of $35.1 million, or 7.7 percent, from the year ended December 31, 2015, when average non-interest bearing deposits were $453.4 million, an increase of $44.2 million, or 10.8 percent, from the year ended December 31, 2014.

For the year ended December 31, 2016, average NOW accounts were $742.7 million, an increase of $77.7 million, or 11.7 percent over the year ended December 31, 2015, when average NOW accounts were $665.0 million, an increase of $62.6 million, or 10.4 percent, from the year ended December 31, 2014, when average NOW accounts were $602.4 million.

For the year ended December 31, 2016 average time deposits accounts were $600.0 million, an increase of $107.1 million, or 21.7 percent, from the year ended December 31, 2015. For the year ended December 31, 2015 average time deposits accounts were $492.8 million, an increase of $36.7 million, or 8.1 percent, from the year ended December 31, 2014, when average time deposit accounts were $456.1 million.

Brokered time deposits are used as an alternative source of cost-effective funding. Average brokered time deposits outstanding in 2016, 2015, and 2014 were $184.9 million, $127.4 million and $81.3 million, respectively. The average rate paid on brokered time deposits in 2016, 2015, and 2014 was 1.61 percent, 1.74 percent, and 2.23 percent, respectively. The balance of brokered deposits increased in 2016, providing additional funding at favorable market rates. At December 31, 2016, approximately $38.9 million of the brokered time deposits had a put option, meaning Landmark Bank can choose to repay the liability prior to the maturity date. The remaining brokered time deposits have maturities of five years or less. Brokered money market deposits also continue to be used, with average balances outstanding of $3.6 million, $6.5 million, and $6.3 million in 2016, 2015, and 2014, respectively. The average rate paid on brokered money market deposits was 0.51 percent, 0.34 percent, and 0.30 percent in 2016, 2015, and 2014, respectively. Landmark Bank has, by internal policy, limited brokered deposits to 15 percent of total assets. At December 31, 2016, Landmark Bank had the capacity to increase brokered deposits by $179.4 million and still remain within this policy limit.

Time deposits of $100,000 and greater were $320.2 million at December 31, 2016, representing an increase of $92.1 million, or 40.4 percent, from $228.1 million on at December 31, 2015, compared with a decrease of $50.1 million, or 18.0 percent, from December 31, 2014 to 2015. The increase in volume in 2016 mostly is due to an increase in public time deposits. Total interest expense on time deposits of $100,000 and greater during 2016 was $3.6 million compared with $2.6 million at December 31, 2015. For the year ended December 31, 2014, total interest expense on time deposits of $100,000 and greater was $2.7 million.

Table 12 sets forth the maturity schedule for time deposits of $100,000 or more as of December 31, 2016, and includes brokered time deposits.

Table 12—Time Deposits of $100,000 or More

(in thousands)

December 31, 2016
Three months or less	$115,771
Over three months through six months	55,183
Over six months through twelve months	54,944
Over twelve months	94,254

Total	$320,152

Wholesale Funding. Landmark Bank is a shareholder in the Federal Home Loan Bank of Des Moines (“FHLB”). Through this affiliation, secured advances totaled $691,843 at December 31, 2016 and $110.7 million at December 31, 2015. The decrease in FHLB secured advances is due to a sizable year-over-year increase in the deposit base, coupled with the bulk of such advances maturing, allowing repayment without penalty. Landmark Bank anticipates continued utilization of this short and long-term source of funds to minimize interest rate risk and to meet liquidity needs. The FHLB advances outstanding at December 31, 2016 and 2015 had interest rates ranging from 0.67 percent to 3.41 percent. Additional information regarding FHLB advances, including scheduled maturities, is provided in Table 14 (Contractual Obligations).

Liquidity Management. Liquidity is defined as the ability of a bank to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the ability to meet the daily cash flow requirements of customers, both depositors and borrowers. The primary objectives of asset/liability management are to provide for adequate liquidity in order to meet the needs of customers and to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities as market interest rates change. Daily monitoring of the sources and uses of funds is necessary to manage the asset/liability position. The primary objective of liquidity management is to provide sufficient funding, at reasonable cost, to meet ongoing operational cash needs. While the desired level of liquidity will vary depending on a number of factors, the primary goal is to maintain a sufficient level of liquidity in reasonably foreseeable economic environments.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and the maturities or principal payments of securities. Most loans are currently pledged as collateral to either the FHLB or the Federal Reserve Bank of St. Louis to secure borrowing capacity with each. Asset sales are also a possible source of liquidity. The Landrum Company can convert securities or other short-term investments into cash to meet liquidity needs.

The liability section of the balance sheet provides liquidity through depositors’ interest-bearing and non-interest-bearing accounts. Federal funds purchased, FHLB advances (short- and long-term), and brokered deposits represent the primary sources of Landmark Bank’s incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet other short-term liquidity needs.

Table 13 presents a summary of The Landrum Company’s consolidated short-term borrowings over the last three years.

Table 13 – Short Term Borrowings

(dollars in thousands)

	Year-end balance	Year-end weighted- average interest rate	Maximum outstanding at any month-end	Average amounts outstanding during the year	Weighted- average rate for the year

December 31, 2016
Enterprise Bank, revolving LOC[9]	—	—	—	—	—
Discount window borrowing	—	—	—	—	—
Federal funds purchased	$31,400	0.80%	$38,900	$8,283	0.59%
FHLB advances	—	—	$110,000	$65,041	0.05%

December 31, 2015
Enterprise Bank, term note	$7,631	4.00%	$8,517	$8,074	4.00%
Enterprise Bank, term note	$833	4.00%	$1,167	$1,000	4.00%
Enterprise Bank, revolving LOC[9]	—	—	—	—	—
Discount window borrowing	—	1.00%	—	$5	1.10%
Federal funds purchased	$33,200	0.34%	$47,500	$10,281	0.31%
FHLB advances	—	0.00%	$25,000	$479	0.23%

December 31, 2014
Enterprise Bank, revolving LOC[9]	—	4.00%	$2,100	$1,298	4.63%
Federal funds purchased	—	—	$30,300	$9,181	0.29%
FHLB advances	$25,000	0.25%	$25,000	$3,277	0.14%
Discount window borrowing	—	0.75%	—	$4	1.38%

At December 31, 2016, 2015, and 2014, Landmark Bank had unused and available borrowing capacity with the FHLB of $313.1 million, $227.7 million, and $271.0 million, respectively. Outstanding advances, commitments, and letters of credit with the FHLB were $172.1 million at December 31, 2016, $220.6 million at December 31, 2015, and $145.6 million at December 31, 2014. Letters of credit represent much of the use of the borrowing capacity with the FHLB; those letters of credit are pledged as collateral for public entity customer deposits. In addition to these funding sources, Landmark Bank has the ability to attract retail deposits at any time by competing more aggressively on pricing.

The $691,843 in FHLB advances reported at December 31, 2016, were made in the normal course of business for liquidity at the market rate cost of funds.

Landmark Bank pledged collateral and executed necessary agreements to allow for access to the Discount Window of the Federal Reserve Bank of St. Louis, and had unused and available borrowing capacity of $244.0 million at December 31, 2016, $242.4 million at December 31, 2015, and $215.2 million at December 31, 2014.

[9]	Maximum borrowing on revolving line of credit is $6,000,000

The available unsecured federal funds lines of credit with unaffiliated financial institutions that can be utilized to the extent that a material adverse effect on the business prospects or financial condition or any other event of default has not occurred totaled $53.0 million at December 31, 2016 and 2015. At December 31, 2016 and 2015, there was no amount outstanding on those lines.

At December 31, 2016, The Landrum Company had $6,000,000 available on its $6,000,000 line of credit with Enterprise Bank.

The Landrum Company maintains and annually reviews a contingency funding plan. The plan requires monthly reporting to the Landmark Bank Asset and Liability Committee on key metrics and various scenario analyses. The plan also requires routine testing of all funding sources on a quarterly basis.

Contractual Obligations and Loan Commitments. Table 14 is a summary of contractual obligations as of December 31, 2016.

Table 14 – Contractual Obligations—December 31, 2016

(in thousands)

	Payments Due by Period
	Less Than 1 Year Total	1-3 Years	3-5 Years	After 5 Years	Total
The Landrum Company
Enterprise Bank, term note	$1,062	$2,244	$4,076	—	$7,382
Enterprise Bank, revolving LOC ($6,000)	—	—	—	—	—
Subordinated debentures	—	—	—	$34,794	$34,794

Landmark Bank
Federal Home Loan Bank advances	$15	$32	$35	$610	$692
Federal funds purchased	—	—	—	—	—

Bank Subsidiary
Sovereign Properties Holdco, Senior Note	—	—	—	$3,000	$3,000
Sovereign Properties Holdco, Junior Note	—	—	—	6,408	6,408

	$1,077	$2,276	$4,111	$44,812	$52,276

Bank Stock Loan. At December 31, 2016, The Landrum Company had two related credit facilities payable to Enterprise Bank. The loans consisted of a term note and a line of credit made in 2011. As of December 31, 2016, the principal amounts outstanding on the term note was $7,382,875 and the $6,000,000 line of credit had a $0 balance. The line of credit has a maturity date of April 2017, and is expected to be renewed for one year. The notes and the line of credit are secured by a pledge of all of the common stock of Landmark Bank owned by The Landrum Company.

In December 2006 The Landrum Company formed the Landrum Statutory Trust III and Landco Partners II, L.P. and in March 2007 formed the Landrum Statutory Trust IV, each with the sole purpose of issuing 30-year preferred securities totaling $34,793,500. The proceeds from the sale of the preferred securities were loaned to The Landrum Company under 30-year subordinated debentures issued to the subsidiaries. The Landrum Company’s obligations under the debentures are subordinated to all senior indebtedness of The Landrum Company, as defined by the underlying agreements. The Landrum Statutory Trusts III and IV make quarterly interest payments at a rate of 1.85 percent over the three-month LIBOR. The Landco Partners II, L.P. securities pay interest at a floating rate equal to the prime rate minus 1.10 percent.

Table 15 is a summary of loan commitments as of the indicated dates.

Table 15—Loan Commitments

(in thousands)

	December 31,
	2016	2015	2014	2013	2012
Commitments to extend credit	$366,586	$300,817	$258,191	$233,245	$216,212
Standby letters of credit	5,689	7,241	10,206	10,674	9,064

Total	$372,275	$308,058	$268,397	$243,919	$225,276

Return on Equity and Assets. Table 16 is a summary of performance ratios for The Landrum Company (on a consolidated basis) for the years ended as of the indicated dates.

Table 16—Performance Ratios

	December 31,
	2016	2015	2014	2013	2012
Return on average asset[10]	0.89%	0.84%	0.83%	0.83%	0.87%
Return on average total equity[11]	13.13%	11.00%	12.10%	17.63%	15.67%
Return on average common equity[12]	13.14%	13.25%	14.84%	18.78%	19.44%
Common stock dividend payout ratio[13]	20.26%	22.60%	17.88%	0.00%	18.92%
Average shareholders’ equity to average assets[14]	7.37%	7.64%	6.87%	6.58%	7.22%

[10]	Net income divided by average total assets.
[11]	Net income divided by average total shareholders’ equity.
[12]	Net income divided by average common shareholders’ equity.
[13]	Common dividends per common share divided by diluted earnings per common share.
[14]	Average total shareholders’ equity divided by average total assets.

Capital Management. Capital adequacy in the banking industry currently is evaluated primarily by a leverage ratio and three ratios that measure capital against assets that are weighted based on their risk characteristics. The capital ratios of The Landrum Company are presented in Table 17a and the capital ratios of Landmark Bank are presented in Table 17b.

Common Equity Tier 1 capital primarily includes shareholders’ equity for common stock and 10 percent of mortgage servicing rights, but excludes accumulated other comprehensive income. Also included in Common Equity Tier 1 capital (in holding companies) is minority-held interests of a banking subsidiary (if that interest is Common Equity Tier 1 capital at the bank level). In the case of Landmark Bank, the Common Equity Tier 1 minority interest at December 31, 2016, was $0 and at December 31, 2015 was $$31.1 million of The Landrum Company’s Common Equity Tier 1 capital.

All Tier 1 capital includes not only Common Equity Tier 1, but also Additional Tier 1 capital, including certain qualifying non-cumulative preferred stock and minority-held similar capital in subsidiaries. Tier 2 capital is all capital of a bank or holding company that is not Tier 1 capital, and Total capital is Tier 1 and Tier 2 capital in the aggregate, including the allowance for loan and lease losses (up to 1.25 percent of risk-weighted assets).

The Tier 1 leverage ratio is equal to all Tier 1 capital divided by average assets. The Common equity tier 1 risk-based capital is Common equity tier 1 capital divided by risk-weighted assets. The Tier 1 risk-based capital ratio is all of Tier 1 capital divided by risk-weighted assets. The Total risk-based capital ratio consists of Total capital divided by risk-weighted assets.

The capital ratios of The Landrum Company currently exceed the minimums set by the Federal Reserve for a well-capitalized holding company and the capital ratios of Landmark Bank currently exceed the minimums set by the OCC for being a well-capitalized bank, both for Prompt Corrective Action purposes.

Table 17a is a summary of The Landrum Company’s capital ratios at December 31, 2016, 2015, and 2014, respectively.

Table 17a — Regulatory Capital Ratios (percent) for The Landrum Company

	December 31, 2016	December 31, 2015	December 31, 2014	Amount required to be deemed well capitalized[15]
Tier 1 Leverage	8.49%	8.66%	9.04%	5.00%
Common Equity Tier 1 Risk-Based Ratio	10.34%	10.45%	—	6.50%
Tier 1 Capital Risk-Based Ratio	12.32%	12.60%	13.33%	8.00%
Total Risk-Based Capital	13.57%	13.85%	14.58%	10.00%

[15]	The banking regulators changed some requirements for being well capitalized, starting in 2015; the ratios shown in this column reflect the new ratios. Common Equity Tier 1 became a measure of capital on January 1, 2015.

Table 17b is a summary of Landmark Bank’s capital ratios at December 31, 2016, 2015, and 2014.

Table 17b — Regulatory Capital Ratios (percent) for Landmark Bank

	December 31, 2016	December 31, 2015	December 31, 2014	Amount required to be deemed well capitalized
Tier 1 Leverage	8.81%	8.65%	8.33%	5.00%
Common Equity Tier 1 Risk-based Ratio	11.57%	11.32%	—	6.50%
Tier 1 Capital Risk-Based Capital	12.71%	12.55%	12.20%	8.00%
Total Risk-Based Capital	13.96%	13.81%	13.45%	10.00%

The Landrum Company total shareholders’ equity at December 31, 2016, 2015 and 2014, was $189.1 million, $150.3 million, and $140.4 million, respectively. These changes were a result of the activity summarized in Table 17c, including the triangular merger in 2016, the sale of common stock in 2014 and 2015, as well as redemptions from the Employee Stock Ownership Plan and the Combined Benefits Plan in 2014 and 2015.

Table 17c—Changes in Shareholder Equity

(in thousands)

	December 31,
	2016	2015	2014	2013	2012
Beginning shareholders’ equity	$150,325	$140,400	$88,535	$106,705	$96,781
Net income	22,612	19,256	16,983	16,388	16,216
Change in unrealized gains/(losses) on available for sale securities	(4,538)	83	12,912	(11,867)	2,611
Common shares issued	25,337	22,451	30,000	—	—
Preferred shares issued	767	—	—	—	—
Capital stock issuance costs capitalized	(799)	(922)	(2,082)	—	—
Other	—	—	—	—	310

Total increases in shareholders’ equity	$43,379	$40,868	$57,813	$4,521	$19,137

Equity returned to shareholders
Preferred shares redeemed	—	—	—	(20,000)	—
Common shares redeemed	—	(26,592)	(2,911)	(2,408)	(4,496)
Preferred dividends paid	(12)	—	—	(283)	(1,000)
Common dividends paid	(4,579)	(4,351)	(3,037)	—	(3,717)

Total equity returned to shareholders	(4,591)	(30,943)	(5,948)	(22,691)	(9,213)

Ending shareholders’ equity	$189,113	$150,325	$140,400	$88,535	$106,705

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Neither The Landrum Company nor Landmark Bank has had changes in or disagreements with accountants on accounting and financial disclosure during the three most recent years.

Item 3.	Directors and Officers

The executive officers and directors of The Landrum Company and Landmark Bank are as follows:

The Landrum Company Directors and Executive Officers

Name	Position Held

Daniel J. Stubler	Chairman of the Board
Brenda Landrum Bingham	Director
M. David Bryant	Director
Dale H. Creach	Director
Kevin D. Gibbens	Director, President/CEO
Stephen E. Guthrie	EVP-Chief Financial Officer
Yulia V. Guseva	Director
Jennifer R. Landrum	Director
John B. Landrum	Director
Edward J. Nicoll	Director
Sabrina B. McDonnell	EVP-Chief Administrative Executive
Jon D. Smith	Director
John A. Wright	Director

Landmark Bank Directors and Executive Officers

Name	Position Held

Charles C. Cantrell	Chairman of the Board
Shon P. Aguero	EVP-Retail Banking Executive
David A. Borgelt	Director
M. David Bryant	Director

Name	Position Held

Logan M. Dale	EVP-Commercial Banking Executive
Bradley G. Gentry	Director
Kevin D. Gibbens	Director, President/CEO
Stephen E. Guthrie	EVP-Chief Financial Officer
Natalie R. Krawitz	Director
Jennifer R. Landrum	Director
John B. Landrum	Director
Lara J. Landrum	Director
Sabrina B. McDonnell	EVP-Chief Administrative Executive
Richard A. Mendenhall	Director
David D. Montgomery	Director
David L. Nimmo	Director
Jon W. Stephenson	Director
Jerome Taylor	Director

Biographical Information for Executive Officers and Directors

The following currently serve on the board of directors of The Landrum Company:

Daniel J. Stubler, 73 – Mr. Stubler is the retired President and Director of Toastmaster Inc. (NYSE), an appliance manufacturing company. He received his undergraduate degree from Gannon University and Masters of Science from the University of Massachusetts. He served on the Boards of Directors for Salton, Inc. (SALT), Association of Household Appliance Manufacturers, Boy Scouts of America, United Way, Chamber of Commerce, and was a Trustee for Columbia College and Gannon University. Mr. Stubler has served on the Board of The Landrum Company since 1998 and was elected Chairman in June 2012. He serves as Chair of The Landrum Company’s Board Executive Committee.

Kevin D. Gibbens, 58 – Mr. Gibbens is the President and Chief Executive Officer of Landmark Bank, a role he assumed in January 2010. He is also President and CEO of The Landrum Company and serves as a director for Landmark Bank and The Landrum Company. Prior to joining The Landrum Company in 1997, Mr. Gibbens was Credit Policy Executive for NationsBank. A native of Columbia, Missouri, he earned a degree in Finance from the University of Missouri and an MBA from Indiana University. Mr. Gibbens holds the Chartered Financial Analyst designation and has worked in the banking industry for more than 30 years. He serves as the Chair of Landmark Bank’s Asset & Liability Committee.

Brenda Landrum Bingham, 75 – Ms. Bingham is the third generation of the Landrum family to hold a leadership role with The Landrum Company. Ms. Bingham lives in Cedar

Grove, New Jersey where she continues to be an active volunteer for philanthropic causes as well as the arts. A graduate of Columbia University (New York), Ms. Bingham was a member of First National Bank’s Board of Directors from 1987 to 1995 and currently serves as a Director of The Landrum Company and as Co-Trustee of the Landrum Trusts.

David Bryant, 65 – Mr. Bryant is an attorney with Dykema in Dallas, Texas specializing in helping businesses reach a productive resolution following bankruptcy and/or reorganization. He is also involved in technology and real estate litigation. A fifth generation Grayson County, Texas resident, Mr. Bryant is a senior trustee for Austin College and a trustee for the American Law Institute. Mr. Bryant obtained his Juris Doctorate from Harvard. A director for The Landrum Company and Landmark Bank, he serves as Chair of The Landrum Company’s Nominating and Corporate Governance Committee as well as the Compensation Committee.

Dale H. Creach, 75 – Mr. Creach retired as CEO of MFA Oil, Columbia, Missouri after 36 years with the company. A graduate of Drury University, Mr. Creach served as Board Chair for ABC Laboratories and was Trustee for Stephens College and University of Missouri Jefferson Club. He served on the First National Bank & Trust Board from 1986-1998, leaving to become a member of The Landrum Company Board, where he serves as Chair of the Audit & Risk Committee.

Yulia V. Guseva, 42 – Ms. Guseva graduated from the University of Missouri with an MBA. She was elected as a Director of The Landrum Company in February 2013 and also serves as a co-trustee of various trusts that hold Company common stock. Ms. Guseva is the widow of Marquis C. Landrum. A native of Russia, she has been living in the United States since 2008 and in 2014 was granted U.S. citizenship.

Jennifer R. Landrum, 41 – Ms. Landrum, an alumna of Wesleyan University in Connecticut, is part of the Landrum family’s fourth generation in banking. She is a resident of Haines, Alaska, although she spends significant time in Landmark Bank’s geographic footprint. Among other roles, Ms. Landrum has assisted with hosting several customer travel club excursions over the years. A director for The Landrum Company and Landmark Bank, she serves as Chair of Landmark Bank’s Trust Committee.

John B. Landrum, 44 – Mr. Landrum is part of the Landrum family’s fourth generation in banking. A resident of Columbia, Missouri, Mr. Landrum has worked in Landmark Bank’s loan and credit departments, among other roles. Mr. Landrum serves on the Boards of Directors of the Heart of Missouri United Way and the Arrow Rock Lyceum Theater. A director for The Landrum Company and Landmark Bank, he serves as Chair of Landmark Bank’s Loan Committee.

Edward J. Nicoll, 63 – A graduate of Yale Law School, Mr. Nicoll’s career includes former president of Waterhouse Investor Services, CEO and former Chairman for Datek Online Holdings (Ameritrade), and former CEO of Instinet Group, Inc. He is former Chairman of Global Op Financial Services and a former trustee of the Manhattan Institute for Policy Research.

Jon D. Smith, 63 – Mr. Smith is the owner of Smith Flooring in Mountain View, Missouri. Mr. Smith attended Missouri State University as well as the University of Missouri. He is board member for the National Wood Flooring Association and a trustee for the Nature Conservancy of Missouri, as well as past president of the National Oak Flooring Manufactures Association and the Missouri Forest Products Association. He also owns and operates the Viandel Vineyards in Mountain View.

John A. Wright, 40 – Mr. Wright is a Columbia, Missouri native who served as State Representative for Missouri’s 47th District. After completing a B. A. in Economics from Yale College and a law degree from Yale Law School, Mr. Wright founded and manages Rollins Capital, a partnership dedicated to investing in growth companies across a diverse set of industries. Active in public and community service, Mr. Wright founded Rollins Reading, a non-profit organization dedicated to promoting early childhood literacy. He serves as Chair of The Landrum Company’s Strategic Mergers and Acquisitions Committee.

The following currently serve on the Board of Directors of Landmark Bank:

Charles C. Cantrell, 63 – Mr. Cantrell is an attorney with a private practice in Mountain View, Missouri. He also serves as the City Attorney for West Plains and Mountain View. Mr. Cantrell is a graduate of Ouachita Baptist University, which included one year international study in Japan, and The University of Missouri-Columbia Law School. Mr. Cantrell is on the governing boards of Mercy-St. Francis Hospital in Mountain View and Good Samaritan Care Clinic, serves as Director and Officer for the Jack’s Fork Community Foundation, and as Trustee for Missouri Baptist University. Elected Chairman of Landmark Bank’s Board in 2014, Mr. Cantrell serves as Chair of Landmark Bank’s Executive and Nominating and Corporate Governance Committees.

Kevin D. Gibbens, 58 – Mr. Gibbens is the President and Chief Executive Officer of Landmark Bank, a role he assumed in January 2010. He is also President and CEO of The Landrum Company and serves as a director for Landmark Bank and The Landrum Company. Prior to joining The Landrum Company in 1997, Mr. Gibbens was Credit Policy Executive for NationsBank. A native of Columbia, Missouri, he earned a degree in Finance from the University of Missouri and an MBA from Indiana University. Mr. Gibbens holds the Chartered Financial Analyst designation and has worked in the banking industry for more than 30 years. He serves as the Chair of Landmark Bank’s Asset & Liability Committee.

David A. Borgelt, 57 – Mr. Borgelt owns and operates a business consulting practice that specializes in information management and strategy. A mid-Missouri native, he received a degree in Electrical Engineering from the University of Missouri and an MBA from the Goizueta Business School of Emory University. After spending ten years with a Fortune 50 firm, he has spent the past 25 years consulting with clients around the United States and in the United Kingdom.

M. David Bryant, 65 – Mr. Bryant is an attorney with Dykema in Dallas, specializing in helping businesses reach a productive resolution following bankruptcy and/or reorganization. He is also involved in technology and real estate litigation. A fifth generation Grayson County, Texas resident, Mr. Bryant is a senior trustee for Austin College and a trustee for the American Law Institute. Mr. Bryant obtained his Juris Doctorate from Harvard. A director for The Landrum Company and Landmark Bank, he serves as Chair of The Landrum Company’s Nominating and Corporate Governance Committee as well as the Compensation Committee.

Bradley G. Gentry, 54 – Mr. Gentry is publisher of The Houston Herald in Houston, Missouri. Mr. Gentry, a graduate of the Journalism School at the University of Missouri, has served as instructor at Missouri State University and frequently consults with other news outlets and industry groups about the Herald’s successful use of the internet as a news source. He is a fifth-generation Texas County resident and serves on the boards of Missouri Press Association and the Texas County Library Foundation.

Natalie (Nikki) R. Krawitz, 71 – Ms. Krawitz served as Vice President for Finance and Administration for the University of Missouri System until her retirement in 2013. She serves on the Stephens College Endowment Foundation Board and the University of Missouri Trulaske College of Business School of Accountancy Advisory Board. Ms. Krawitz holds undergraduate degrees from Washington University (St. Louis) and Columbia University (New York), as well as a Masters of Accountancy from the University of Missouri. She serves as Chair of Landmark Bank’s Audit & Risk Committee.

Jennifer R. Landrum, 41 – Ms. Landrum an alumna of Wesleyan University in Connecticut, is part of the Landrum family’s fourth generation in banking. She is a resident of Haines, Alaska, although she spends significant time in Landmark Bank’s geographic footprint. Among other roles, Ms. Landrum has assisted with hosting several customer travel club excursions over the years. A director for The Landrum Company and Landmark Bank, she serves as Chair of Landmark Bank’s Trust Committee.

John B. Landrum, 44 – Mr. Landrum is part of the Landrum family’s fourth generation in banking. A resident of Columbia, Missouri, Mr. Landrum has worked in Landmark Bank’s loan and credit departments, among other roles. Mr. Landrum serves on the Boards of Directors of the Heart of Missouri United Way and the Arrow Rock Lyceum Theater. A director for The Landrum Company and Landmark Bank, he serves as Chair of Landmark Bank’s Loan Committee.

Lara J. Landrum, 38 – Ms. Landrum is a part of the Landrum family’s fourth generation in banking. A graduate of Bard College, she holds a Master’s in Education from Harvard University and a Primary Montessori Diploma through the Association Montessori International. Ms. Landrum has been instrumental in growth of The Community Montessori, a not-for-profit organization with a focus on early childhood development where she serves on the board.

Richard A. Mendenhall, 72 – Mr. Mendenhall, owner of RE/MAX Boone Realty in Columbia, Missouri, is the fifth generation of his family in the real estate business in Boone County (since 1894). Mr. Mendenhall holds Bachelor and Master’s Degrees in Education from the University of Missouri. In 1968 he served as a Green Beret military advisor in Vietnam. Mr. Mendenhall has served as President for the National Association of Realtors® and Co-Chair of the International Consortium of Real Estate Association.

David D. Montgomery, 67 – Mr. Montgomery is the owner and operator of Coastal Energy Corporation, FMC Transport, and Fuel Marketing Corporation, headquartered in Willow

Springs, Missouri. He holds a bachelor’s degree in Accounting from Missouri State University. In the Willow Springs community, Mr. Montgomery has served on numerous state and national professional associations as well as local boards and civic organizations.

David L. Nimmo, 66 – Mr. Nimmo serves as the Chief Executive Officer and President at Chickasaw Nation Industries, Inc. (CNI), where he previously served as General Counsel, Chief Operating Officer, and Chief of Staff. An attorney from Ada, Oklahoma, he also served as Associate District Judge for Pontotoc County, Director of the State Chamber of Oklahoma and Member of the Economic Club of Oklahoma. Mr. Nimmo is a graduate of the University of Oklahoma and the University of Oklahoma School of Law. He serves as Chair of Landmark Bank’s Compensation Committee.

Jon W. Stephenson, 69 – Prior to his retirement in 2014, Mr. Stephenson worked as Senior Vice President and manager of the Texas region for Liberty Federal Savings Bank in Frisco, Texas. With 25 years of experience in the financial services industry, his previous positions included senior roles in retail banking and operations. Mr. Stephenson received a Master of Science in Accounting from Oklahoma State University, a Bachelor of Science from East Central University, and he is a Certified Public Accountant for the State of Oklahoma.

Jerome Taylor, 70 – Mr. Taylor is the retired President and CEO of MFA Oil Company, headquartered in Columbia, Missouri. A native of Omaha, Nebraska, Mr. Taylor received a Bachelor of Science in Marketing from the University of Missouri. He has served as a board member for Mid America Biofuels, National Cooperative Refinery Association, In2Action, and Veterans United. In addition, Mr. Taylor was named by the White House as a 2011 Champion of Change for Renewable Energy and is a member of the Missouri Cooperatives Hall of Fame.

The following currently serve as executive officers of Landmark Bank and The Landrum Company:

Shon P. Aguero, 38 – Mr. Aguero, Executive Vice President and Retail Banking Executive for Landmark Bank, is responsible for retail strategy, branch network, real estate mortgage lending, and small business banking and business services. He joined Landmark Bank in 2005 and previously held the positions of President of Landmark Bank, Oklahoma, and President of the Durant, Oklahoma market. A graduate of Southeastern Oklahoma State University, Mr. Aguero holds an MBA from Walden University and a professional degree from Southern Methodist University - Cox School of Banking.

Logan M. Dale, 45 – Mr. Dale is Executive Vice President and Commercial Banking Executive at Landmark Bank, responsible for commercial relationship management as well as credit policy and administration. Since joining Landmark Bank in 1994, Mr. Dale has served in progressively responsible roles in lending and executive management, most recently as President of the Southern Missouri Banking Region. He holds an undergraduate degree from Missouri State University, an MBA from the University of Missouri, and he completed the Graduate School of Banking at Boulder, Colorado.

Stephen E. Guthrie, 59 – Mr. Guthrie joined Landmark Bank in 2010 and is Executive Vice President and Chief Financial Officer. Previously, he held positions in audit and finance with Capmark Finance, Inc., Tyco Electronics, AT&T Corp., Pharmacia Corporation, and Monsanto Company. A native of Columbia, Missouri, he earned an accounting degree from the University of Missouri, an MBA from Washington University (St. Louis) and is a licensed CPA.

Sabrina B. McDonnell, 51 – Ms. McDonnell is Executive Vice President and Chief Administrative Executive of Landmark Bank, a role in which she oversees wealth management and private banking, marketing, operations, risk management, human resources, and technology. In her 30 years with The Landrum Company, she has held a variety of positions, most recently President and Chief Operating Officer of First National Bank & Trust, prior to the charter combination. She holds an undergraduate degree from Drury University and an MBA from the University of Missouri. In addition, she completed the Graduate School of Banking in Madison, Wisconsin.

Family Relationships

Ms. Guseva is the widow of the former Chairman of The Landrum Company, Marquis C. Landrum. Jennifer R. Landrum, John B. Landrum, and Lara J. Landrum are the children of Marquis C. Landrum, and Ms. Bingham is the sister of Marquis C. Landrum.

Compensation of Executive Officers

For the year ended December 31, 2016, compensation paid by The Landrum Company to the three most highly compensated executive officers, for all services rendered by such persons, regardless of capacity in which the services were rendered, was:

	Cash Compensation		Non-Cash Compensation
Officer	Salary	Annual Incentive	Deferred Incentive	Other	Total Compensation
Kevin D. Gibbens	$392,308	$198,816	$400,797	$28,442	$1,020,363
Sabrina M. McDonnell	$244,905	$96,676	$212,300	$25,437	$579,318
Stephen E. Guthrie	$224,038	$88,290	$198,977	$23,677	$534,982

Director Fees

The board of directors of The Landrum Company comprises ten outside (non-employee) members, plus one inside (executive officer of The Landrum Company) member. The inside director receives no additional compensation. Outside directors receive an annual retainer of $30,000 and an additional annual retainer of $4,000 per committee membership. The Chairman of the Board receives an additional $30,000 annually and chairs of the Audit & Risk, Compensation, and Nominating & Corporate Governance committees each receive an additional $6,000 annually. For the year ended December 31, 2016, the aggregate compensation paid to all 11 directors was $440,000.

Landmark Bank directors receive an annual retainer of $30,000 and an additional retainer of $4,000 per committee membership (or $6,000 for Audit & Risk committee membership). The

Chairman of the Board receives an additional $25,000 annually; the Audit Committee chair receives an additional $8,000 annually; and the Compensation Committee chair and the Nominating and Corporate Governance Committee chair each receives an additional $6,000 annually. For the year ended December 31, 2016, the aggregate compensation paid to all 15 directors was $596,500.

The members of the Landmark Bank independent merger committee each received a stipend of $1,000 per meeting, for serving on the committee. This amount was not dependent upon the outcome of the committee’s actions.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information with respect to the beneficial ownership of The Landrum Company’s outstanding common stock as of March 31, 2017 (i) by each person who beneficially owns more than five percent of the Class A Voting Common Stock of The Landrum Company, (ii) by each of The Landrum Company’s directors and executive officers, and (iii) by all current directors and executive officers as a group:

Name of Beneficial Owner	The Landrum Company Class A Common Shares Beneficially Owned[16]	Percent of Class A17
Shon P. Aguero	200	0.03%
Brenda L. Bingham[18], [19]	322,080	49.40%
M. David Bryant	800	0.12%
Dale H. Creach	1,513	0.23%
Logan M. Dale	495	0.08%
Kevin D. Gibbens	1,430	0.22%
Yulia V. Guseva[20]	163,801	25.12%
Stephen E. Guthrie	1,200	0.18%
The Landrum Company ESOP	37,634	5.77%
Jennifer R. Landrum[21]	52,767	8.09%
John B. Landrum[22]	53,139	8.15%

[16]	Beneficial ownership includes shares held directly by the named individual, as well as shares owned jointly with the individual’s spouse, shares owned only by the individual’s spouse, shares held in trust or a spouse’s trust, and shares owned by an individual or a spouse’s IRA account.
[17]	Percentages are calculated based upon 652,000 shares of Class A Common Voting Stock outstanding as of the date hereof. Thirty shares of Class A Common Voting Stock are held as director qualifying shares, but are not deemed to be beneficially owned by any person because the holder is subject to an agreement with The Landrum Company pursuant to which the incidents of ownership belong to The Landrum Company. There are no outstanding rights to acquire beneficial ownership of any shares of The Landrum Company.
[18]	Ms. Bingham as trustee of certain trusts shares voting and investment power with respect to: 163,801 Class A common shares with Yulia Guseva and Landmark Bank; with respect to 52,767 Class A common shares with Jennifer R. Landrum and Landmark Bank; with respect to 53,139 Class A common shares with John B. Landrum and Landmark Bank; and with respect to 52,373 Class A common shares with Lara J. Landrum and Landmark Bank.
[19]	The indicated beneficial owner maintains a business address at 801 East Broadway, Columbia, Missouri 65201.
[20]	Ms. Guseva as trustee of certain trusts shares voting and investment power with respect to these shares with Brenda Bingham and Landmark Bank.
[21]	Ms. Landrum as trustee of a trust shares voting and investment power with Brenda Bingham and Landmark Bank.
[22]	Mr. Landrum as trustee of a trust shares voting and investment power with Brenda Bingham and Landmark Bank.

Name of Beneficial Owner	The Landrum Company Class A Common Shares Beneficially Owned[16]	Percent of Class A17
Lara J. Landrum[23]	52,373	8.03%
Sabrina B. McDonnell	396	0.06%
Edward J. Nicoll	42,000	6.44%
Jon D. Smith	400	0.06%
Daniel J. Stubler	2,905	0.45%
John A. Wright	41,587	6.38%
Total Beneficial Owners	452,640	69.42%
All Directors and Officers (17)	415,006	63.65%

Item 5.	Interest of Management and Others in Certain Transactions

In a reorganization completed in 2016, The Landrum Company increased its ownership of Landmark Bank from approximately 86 percent to 100 percent. In the reorganization, the minority shareholders of Landmark Bank were given the options of electing to receive shares of Landrum Company Class A Common Voting Stock or Series E Preferred Stock, or cash, as consideration for their former ownership interest in Landmark Bank.

In addition to the foregoing, following the consummation of the reorganization two members of the Landmark Bank board of directors forming an independent merger committee (Messrs. Borgelt and Stevenson) continued on as directors of the surviving bank.

Item 6.	Other Information

Not Applicable.

[23]	Ms. Landrum as trustee of a trust shares voting and investment power with Brenda Bingham and Landmark Bank.

Item 7.	Financial Statements

REPORT OF

THE LANDRUM COMPANY

AND SUBSIDIARY

DECEMBER 31, 2016 AND 2015

2005 West Broadway, Suite 100, Columbia, MO 65203

OFFICE (573) 442-6171 FAX (573) 777-7800

3220 West Edgewood, Suite E, Jefferson City, MO 65109

OFFICE (573) 635-6196 FAX (573) 644-7240

www.williamskeepers.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

The Landrum Company

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of The Landrum Company and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Landrum Company and its subsidiary as of December 31, 2016 and 2015, and the results of their consolidated operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

February 27, 2017

American Institute of Certified Public Accountants  |  Missouri Society of Certified Public Accountants  |  Member, Allinial Global

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2016 and 2015

	2016	2015
ASSETS
Cash and due from banks	$60,112,418	$44,549,832
Investment securities, net (Note 2)	844,362,221	818,378,159
Federal funds sold and other temporary investments	2,877,917	2,556,717
Loans, net (Note 3)	1,538,983,336	1,442,426,438
Property and equipment, net (Note 4)	68,602,209	71,765,775
Accrued interest receivable	11,449,403	10,689,391
Cash surrender value of life insurance (Note 13)	17,785,274	17,252,513
Deferred income tax asset, net (Note 8)	5,251,914	2,329,231
Other real estate owned	1,995,768	1,658,370
Other assets (Note 5)	13,203,401	15,874,372

Total assets	$2,564,623,861	$2,427,480,798

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand, non-interest bearing	$503,868,456	$480,710,231
Demand and savings, interest bearing (Note 6)	1,175,701,038	1,085,517,893
Time deposits (Note 6)	590,602,023	459,628,869

Total deposits	2,270,171,517	2,025,856,993
Federal funds purchased	31,400,000	33,200,000
Other borrowed funds (Note 7)	52,276,411	163,372,739
Other liabilities	21,663,194	23,623,964

Total liabilities	2,375,511,122	2,246,053,696

Stockholders’ equity (Note 9)
Preferred stock
Series E	767,000	—
Common stock
Class A	6,791	5,829
Class B	389	389
Additional paid-in capital	59,479,460	34,942,281
Retained earnings	132,661,747	114,641,263
Unrealized gain (loss) on securities available-for-sale, net (Note 2)	6,012,192	10,550,308

Total stockholders’ equity before treasury stock and minority interest	198,927,579	160,140,070
Treasury stock (Note 9)	(9,814,840)	(9,814,840)

Total stockholders’ equity	189,112,739	150,325,230

Minority interest in subsidiary (Note 18)	—	31,101,872

Total equity	189,112,739	181,427,102

Total liabilities and stockholders’ equity	$2,564,623,861	$2,427,480,798

The accompanying notes are an integral part of these consolidated financial statements.

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2016 and 2015

	2016	2015

INTEREST INCOME
Interest and fees on loans	$71,751,708	$66,207,444
Interest on investment securities	21,970,273	20,007,059

Total interest income	93,721,981	86,214,503

INTEREST EXPENSE
Interest on deposits	6,950,752	4,955,658
Interest on fed funds purchased and other borrowed funds	2,228,794	2,194,898

Total interest expense	9,179,546	7,150,556

Net interest income	84,542,435	79,063,947

PROVISION FOR LOAN LOSSES (Note 3)	4,411,976	2,990,745

Net interest income after provision for loan losses	80,130,459	76,073,202

OTHER INCOME
Service charges (Note 11)	12,753,476	13,034,754
Other (Note 12)	22,068,175	20,400,910

Total other income	34,821,651	33,435,664

OTHER EXPENSE
Salaries and employee benefit expense	49,079,417	47,207,453
Occupancy and equipment expense	14,091,521	11,947,067
Other (Note 12)	22,504,482	21,308,305

Total other expense	85,675,420	80,462,825

Income before income taxes and minority interest in net income of subsidiary	29,276,690	29,046,041

PROVISION FOR INCOME TAXES (Note 8)	3,627,484	6,125,217

Income before minority interest in net income of subsidiary	25,649,206	22,920,824

MINORITY INTEREST IN NET INCOME OF SUBSIDIARY (Note 18)	3,037,138	3,664,495

Net income	$22,612,068	$19,256,329

The accompanying notes are an integral part of these consolidated financial statements.

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2016 and 2015

	2016	2015
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARY	$25,649,206	$22,920,824

OTHER COMPREHENSIVE INCOME, NET OF DEFERRED INCOME TAXES
Change in unrealized gain (loss) on securities available-for-sale, net	(6,444,914)	97,800

Comprehensive income	19,204,292	23,018,624
Comprehensive income attributable to minority interest	1,130,340	3,679,464

Comprehensive income attributable to The Landrum Company	$18,073,952	$19,339,160

The accompanying notes are an integral part of these consolidated financial statements.

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2016 and 2015

	Preferred Stock	Common Stock		Additional Paid-In	Retained	Unrealized Gain (Loss) on Securities Available-for		Treasury	Minority
	Series E	Class A	Class B	Capital	Earnings	Sale, Net	Subtotal	Stock	Interest	Total
Balance, December 31, 2014	$—	$5,829	$389	$40,004,534	$99,736,371	$10,467,477	$150,214,600	$(9,814,840)	$28,328,400	$168,728,160
Change in unrealized gain (loss) on securities available-for-sale, net	—	—	—	—	—	82,831	82,831	—	14,969	97,800
Redemption of common stock	—	(733)	(42)	(26,591,290)	—	—	(26,592,065)	—	—	(26,592,065)
Reissuance of common Stock	—	733	42	22,450,455		—	22,451,230	—	—	22,451,230
Common stock dividends	—	—	—	—	(4,351,437)	—	(4,351,437)	—	—	(4,351,437)
Cost of raising capital	—	—	—	(899,095)	—	—	(899,095)		—	(899,095)
Capitalized preferred stock issuance costs	—	—	—	(22,323)	—	—	(22,323)	—	(4,034)	(26,357)
Subsidiary dividends paid to minority interest	—	—	—	—	—	—	—	—	(901,958)	(901,958)
Net income	—	—	—	—	19,256,329	—	19,256,329	—	3,664,495	22,920,824

Balance, December 31, 2015	—	5,829	389	34,942,281	114,641,263	10,550,308	160,140,070	(9,814,840)	31,101,872	181,427,102
Change in unrealized gain (loss) on securities available-for-sale, net	—	—	—	—	—	(4,538,116)	(4,538,116)	—	(1,906,798)	(6,444,914)
Issuance of stock to minority shareholders of subsidiary	767,000	962	—	25,335,957	—	—	26,103,919	—	(31,555,743)	(5,451,824)
Preferred stock dividends	—	—	—	—	(12,944)	—	(12,944)	—	—	(12,944)
Common stock dividends	—	—	—	—	(4,578,640)	—	(4,578,640)	—	—	(4,578,640)
Capitalized stock issuance costs	—	—	—	(798,778)	—	—	(798,778)	—	—	(798,778)
Subsidiary dividends paid to minority interest	—	—	—	—	—	—	—	—	(676,469)	(676,469)
Net income	—	—	—	—	22,612,068	—	22,612,068	—	3,037,138	25,649,206

Balance, December 31, 2016	$767,000	$6,791	$389	$59,479,460	$132,661,747	$6,012,192	$198,927,579	$(9,814,840)	$—	$189,112,739

The accompanying notes are an integral part of these consolidated financial statements.

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2016 and 2015

	2016	2015
OPERATING ACTIVITIES
Net income	$25,649,206	$22,920,824
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,060,684	8,004,067
Provision for loan losses	4,411,976	2,990,745
Investment securities amortization (net of accretion)	7,881,202	7,238,282
Write-down of other real estate owned	135,062	224,192
(Gains) on sale of investment securities	(2,999)	(809,300)
Deferred income tax provision (benefit)	397,425	(1,050,288)
(Gains) on sale of loans and other assets, net	(5,417,773)	(5,314,841)
(Increase) in value of bank-owned life insurance	(532,761)	(536,742)
Adjustments for (increases) decreases in operating assets and increases (decreases) in operating liabilities:
Accrued interest receivable	(760,012)	(1,642,694)
Other assets	1,212,798	(569,324)
Other liabilities	(1,960,770)	1,794,528
Mortgage servicing rights	(139,775)	(12,121)

Net cash provided by operating activities	38,934,263	33,237,328

INVESTING ACTIVITIES
Purchase of investment securities:
Available-for-sale	(94,503,127)	(216,263,453)
Maturity of investment securities:
Held-to-maturity	—	500,751
Available-for-sale	43,419,393	61,726,737
Sale of investment securities:
Held-to-maturity	—	2,161,273
Available-for-sale	3,594,497	12,381,367
FHLB and Federal Reserve stock repurchases (purchases), net	3,861,950	(1,535,105)
Proceeds from sale of other real estate owned	1,656,124	2,233,909
Net decrease in federal funds sold and other temporary investments	(321,200)	3,162,051
Loans originated, net	(95,139,480)	(136,420,508)
Proceeds from sale of property and equipment	—	191,114
Purchase of property and equipment	(5,584,375)	(3,761,662)
Purchase of investment in other entities	(255,000)	(623,422)

Net cash (used) by investing activities	(143,271,218)	(276,246,948)

FINANCING ACTIVITIES
Increase in deposits, net	244,314,524	215,773,737
Net increase in federal funds purchased and other borrowed funds	(112,896,328)	41,374,278
Subsidiary dividends paid to minority interest	(676,469)	(901,958)
Dividends paid on preferred stock	(12,944)	—
Dividends paid on common stock	(4,578,640)	(4,351,437)
Issuance of common stock	—	22,451,230
Redemption of common stock	—	(26,592,065)
Capitalized preferred stock issuance costs of subsidiary	—	(26,357)
Purchase of stock from minority shareholders of subsidiary	(5,451,824)	—
Cost of raising capital	(798,778)	(899,095)

Net cash provided by financing activities	119,899,541	246,828,333

Net increase (decrease) in cash and cash equivalents	15,562,586	3,818,713
Cash and cash equivalents at beginning of year	44,549,832	40,731,119

Cash and cash equivalents at end of year	$60,112,418	$44,549,832

The accompanying notes are an integral part of these consolidated financial statements.

THE LANDRUM COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: The Landrum Company (the Company) is the parent holding company of Landmark Bank, National Association and subsidiary (the Bank), a full service bank located in central Missouri, southern Missouri, southern Oklahoma, and northern Texas. The Bank offers a variety of financial related products including commercial, consumer, agricultural, and real estate lending, and trust and brokerage services. The Bank’s primary funding is through demand, interest bearing demand and savings, and time deposit products, as well as various short and long-term borrowing agreements. The Company and the Bank have the ability to borrow funds through agreements with unrelated financial institutions. The Bank also has the ability to borrow funds from the Federal Home Loan Bank of Des Moines.

Principles of consolidation: The consolidated financial statements include the accounts of The Landrum Company and its subsidiary, Landmark Bank, National Association and subsidiary, as of December 31, 2016 and 2015, after elimination of all significant inter-company accounts and transactions.

Use of estimates: Accounting estimates are an integral part of the consolidated financial statements prepared by management and are based upon management’s current judgments. Certain accounting estimates may be particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events may differ markedly from management’s current judgments. The most significant estimates management makes are with regard to the adequacy of the allowance for loan losses, the fair value disclosures for financial instruments, the valuation of mortgage servicing rights, the reserve for the partially self-insured medical insurance plan, the valuation of other real estate, and the estimated lives of property and equipment.

Supplemental cash flow disclosures: The Company paid interest in the amount of $8,941,965 and $7,129,940 during the years ended December 31, 2016 and 2015, respectively. The Company paid income taxes in the amount of $6,222,883 and $5,785,901 during the years ended December 31, 2016 and 2015, respectively. The Bank transferred loans to other real estate owned in the amount of $1 ,387,210 and $1,292,942 during the years ended December 31, 2016 and 2015, respectively. The bank transferred $518,028 from property and equipment to other real estate owned during the year ended December 31, 2016 and transferred $197,688 from other real estate owned to property and equipment during the year ended December 31, 2015.

Cash and cash equivalents: For the purpose of the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks.”

Investment securities: Investment securities that management has the ability and intent to hold to maturity may be classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Other investment securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders’ equity, net of deferred income taxes. The cost of securities sold is recognized using the specific identification method. Fair value of investment securities is discussed in Note 15.

Other temporary investments: The Company invests excess funds in short-term, high-quality, liquid investments including federal funds sold.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, adjusted by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluation of the collectability of loans, prior loan loss experience or when the net present value of estimated future cash flows on the loan or fair value of collateral is less than the recorded value of the loan (computed on a loan by loan basis). The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash received for interest is applied as principal payments until the impaired loan is retired or credit factors improve and the loan is no longer considered impaired.

Loans held for sale: Loans held for sale are carried at the lower of cost or fair value. The amount by which cost exceeds fair value is accounted for by a valuation allowance. Changes in the valuation allowance are included in the determination of net income for the period in which the change occurs. Gains and losses on the sales of loans are included in the consolidated statements of income as other income.

Property and equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using primarily straight-line methods for book purposes and accelerated methods for tax purposes over the estimated useful lives of the depreciable assets.

Other real estate owned: Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value at the date of foreclosure. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of its initial recorded amount or fair value less cost to sell. Revenue and expenses from operations and changes in the value of the property are included in consolidated statements of income as other income or expense.

Mortgage servicing rights: Mortgage servicing rights are amortized on a straight-line basis over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market rate of interest.

Intangible assets: Intangible assets are classified into two categories: intangible assets with definite lives subject to amortization and intangible assets with indefinite lives not subject to amortization. Intangible assets with definite lives consist of acquisition premiums related to customer relationships purchased through the acquisition of banks. These assets are amortized on a straight-line basis over their estimated useful lives, which have been estimated at seven years. Intangible assets with indefinite lives not subject to amortization relate to goodwill recorded as part of bank acquisitions. The indefinite-lived intangibles are evaluated annually for impairment.

Treatment of loan fees: The Bank reviews all loans fees to determine if the fee should be amortized over an estimated loan life or should be included immediately as interest income.

Advertising costs: The Company expenses advertising costs as they are incurred.

Income taxes: The Company files a consolidated income tax return with its subsidiary bank. Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The Company’s consolidated income tax return is subject to examination by the Internal Revenue Service. Open tax years subject to examination include 2014, 2015 and 2016. Any interest or penalties incurred related to income tax filings are included in other expense in the consolidated statements of income.

Comprehensive income: Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in net assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

The Company has elected to report its comprehensive income in the consolidated statements of comprehensive income. The only element of other comprehensive income the Company has is unrealized gains (losses) on available-for-sale securities.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentations. Net income and shareholders’ equity were not impacted by these reclassifications.

Subsequent events: Events that have occurred subsequent to December 31, 2016, have been evaluated through February 27, 2017, which represents the date the Company’s consolidated financial statements were approved by management and, therefore, were available to be issued.

2. INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities at December 31 are as follows:

2016	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale
U.S. government and federal agencies	$149,483,479	$320,701	$(524,473)	$149,279,707
State and political subdivisions	504,811,192	11,087,460	(3,634,689)	512,263,963
Agency mortgage-backed securities	171,497,268	2,085,229	(324,904)	173,257,593
Mutual funds	3,250,000	100,058	—	3,350,058

Total available-for-sale	829,041,939	13,593,448	(4,484,066)	838,151,321

Restricted Stock
Stock in Federal Reserve Bank	1,906,650	—	—	1,906,650
Stock in Federal Home Loan Bank	4,209,200	—	—	4,209,200
Other stock	95,050	—	—	95,050

Total restricted stock	6,210,900	—	—	6,210,900

Total investment securities	$835,252,839	$13,593,448	$(4,484,066)	$844,362,221

Carrying Value
Available-for-sale		$838,151,321
Restricted stock		6,210,900

Total investment securities		$844,362,221

Unrealized Gains (Losses) on Securities Available-for-Sale
Gross unrealized gains		$13,593,448
Gross unrealized (losses)		(4,484,066)

Net unrealized gain		9,109,382
Deferred tax liability		(3,097,190)

Net unrealized gain after taxes		$6,012,192

2015	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale
U.S. government and federal agencies	$119,418,087	$159,072	$(640,734)	$118,936,425
State and political subdivisions	454,159,655	18,147,917	(693,108)	471,614,464
Agency mortgage-backed securities	212,603,164	2,607,069	(859,904)	214,350,329
Mutual funds	3,250,000	154,091	—	3,404,091

Total available-for-sale	789,430,906	21,068,149	(2,193,746)	808,305,309

Restricted Stock
Stock in Federal Reserve Bank	1,607,400	—	—	1,607,400
Stock in Federal Home Loan Bank	8,370,400	—	—	8,370,400
Other stock	95,050	—	—	95,050

Total restricted stock	10,072,850	—	—	10,072,850

Total investment securities	$799,503,756	$21,068,149	$(2,193,746)	$818,378,159

Carrying Value
Available-for-sale		$808,305,309
Restricted stock		10,072,850

Total investment securities		$818,378,159

Unrealized Gains (Losses) on Securities Available-for-Sale
Gross unrealized gains		$21,068,149
Gross unrealized (losses)		(2,193,746)

Net unrealized gain		18,874,403
Deferred tax (liability)		(6,417,297)

Net unrealized gain after taxes		12,457,106
Minority interest		(1,906,798)

Net unrealized gain after taxes and minority interest		$10,550,308

The following tables show the gross unrealized losses and fair value of the Bank’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2016 and 2015:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2016
U.S. government and federal agencies	$82,524,679	$(524,473)	$—	$—	$82,524,679	$(524,473)
State and political subdivisions	222,739,944	(3,447,868)	2,210,426	(186,821)	224,950,370	(3,634,689)
Agency mortgage-backed securities	48,527,791	(253,956)	10,748,487	(70,948)	59,276,278	(324,904)

Total	$353,792,414	$(4,226,297)	$12,958,913	$(257,769)	$366,751,327	$(4,484,066)

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2015
U.S. government and federal agencies	$86,264,587	$(640,734)	$—	$—	$86,264,587	$(640,734)
State and political subdivisions	74,443,529	(520,411)	9,822,357	(172,697)	84,265,886	(693,108)
Agency mortgage-backed securities	48,139,296	(410,770)	31,246,681	(449,134)	79,385,977	(859,904)

Total	$208,847,412	$(1,571,915)	$41,069,038	$(621,831)	$249,916,450	$(2,193,746)

The above tables represent 523 and 198 securities where the current fair value is less than the related amortized cost as of December 31, 2016 and 2015, respectively. The Bank evaluates its individual investment securities holdings for other-than-temporary impairment on a monthly basis, or more frequently if events or changes in circumstances indicate that these investments may be temporarily impaired.

To determine which individual securities may be at risk for other-than-temporary impairment, the Bank considers various characteristics of each security including, but not limited to, credit rating and related outlook or status, underlying type of collateral, duration and amount of unrealized loss, and any credit enhancements or insurance. The relative importance of this information varies based on the facts and circumstances surrounding each security, as well as the economic environment at the time of assessment. As a result of this security-level review, the Bank may identify individual securities believed to be at risk for other-than-temporary impairment, which are evaluated further by analyzing the performance of the security. Securities with weaker performance measures are evaluated by estimating projected returns and associated cash flows based on the structure of the security and certain assumptions, such as prepayments, default rates and loss severity, to determine whether the Bank expects to receive a return and associated cash flows consistent with what was expected at time of purchase.

Based on the Bank’s impairment analysis as of December 31, 2016 and 2015, none of the Bank’s investment securities were determined to have an other-than-temporary impairment (OTTI). When OTTI is identified, the write-down for these impairments is recorded as an expense against the realized gains on investment securities sold, which is included in other income in the consolidated statements of income. While the Bank has experienced unrealized losses and decreases in fair value due to interest rate volatility, illiquidity in the marketplace, and credit deterioration in the U.S. mortgage markets, these declines in fair value are considered temporary as the Bank expects to receive a return and associated cash flows consistent with what was expected at the time of purchase and the Bank has the ability and intent to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value.

The aggregate cost of the Bank’s restricted cost method investments totaled $6,210,900 and $10,072,850 at December 31, 2016 and 2015, respectively. These investments were not evaluated for impairment because the Bank was not required to estimate the fair value of these investments in accordance with generally accepted accounting principles, and the Bank did not identify any events or changes in circumstances that may have a significant adverse effect on the fair value of these investments.

The amortized cost and estimated fair value of investment securities held-to-maturity and available-for-sale at December 31, 2016, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because securities may have the right to call or prepay with or without call or prepayment penalties.

	Held-to-Maturity and Restricted Stock		Available-for-Sale
Amount maturing in:	Amortized Cost	Fair Value	Amortized Cost	Fair Value
One year or less	$—	$—	$3,829,788	$3,842,908
After one through five years	—	—	242,662,538	243,878,611
After five through ten years	—	—	124,900,999	125,342,510
After ten years	—	—	282,901,346	288,479,641

	—	—	654,294,671	661,543,670
Agency mortgage-backed securities	—	—	171,497,268	173,257,593
Private label mortgage-backed securities	—	—	—	—
Stock in Federal Reserve Bank	1,906,650	1,906,650	—	—
Stock in Federal Home Loan Bank	4,209,200	4,209,200	—	—
Other stock	95,050	95,050	—	—
Mutual funds	—	—	3,250,000	3,350,058

	$6,210,900	$6,210,900	$829,041,939	$838,151,321

Realized gains on sales of investment securities were $2,999 and $613,083 during 2016 and 2015, respectively. The Bank did not sell any held-to-maturity securities in 2016. During 2015, the Bank identified possible future credit impairment on $1,558,000 in held-to-maturity private label securities. The Bank chose to sell these securities upon identification of the impairment, receiving proceeds on the sale of $2,161,000 for a realized gain of $603,000.

Investment securities with a carrying value of approximately $527,126,000 and $477,209,000 were pledged at December 31, 2016 and 2015, respectively, to secure public deposits and for other purposes required or permitted by law.

The investments in stock of the Federal Reserve Bank and the Federal Home Loan Bank are recorded at cost, and are considered restricted assets. From time to time, the Federal Home Loan Bank will repurchase excess activity-based stock and the Bank will purchase additional stock, based on levels of borrowings.

For the years ended December 31, activity in Federal Home Loan Bank (FHLB), Federal Reserve Bank (FRB), and other restricted stock was as follows:

	2016	2015
Repurchased by FHLB	$26,776,200	$21,033,400
Purchased by the Bank - FHLB stock	(22,615,000)	(22,615,400)
Purchased by the Bank - FRB stock	(299,250)	—
Sale of other stock		46,895

FHLB, FRB and other stock repurchases (purchases), net	$3,861,950	$(1,535,105)

3.	LOANS

Major classifications of loans, by collateral type, at December 31 are as follows:

	2016	2015
Construction/development	$189,713,689	$151,235,759
Secured by farmland	132,637,702	124,111,630
1-4 family residential	453,801,030	451,890,532
Commercial real estate/multi-family	436,983,153	428,739,608
Commercial/industrial	182,593,389	182,372,317
Installment/other credit	67,859,060	67,700,297
Other	99,404,198	59,235,386

Loans, gross	1,562,992,221	1,465,285,529
Allowance for loan losses	(24,008,885)	(22,859,091)

Loans, net	$1,538,983,336	$1,442,426,438

Loans shown above are net of participation loans sold. Other loans include loans to mortgage companies, agriculture production loans, overdrafts and other loans.

Loans held-for-sale (included in 1-4 family residential loans above) at December 31, 2016 and 2015, totaled $4,282,700 and $3,632,815, respectively, and consist of various adjustable rate and fixed rate real estate loans carried at the lower of cost or estimated fair value. There are no significant valuation allowances required for these loans at December 31, 2016 and 2015.

At December 31, 2016 and 2015, loans to certain directors, officers, and businesses in which they have interest total $7,520,590 and $9,331,473, respectively.

Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31 were as follows:

	2016	2015
Balance, beginning of year	$22,859,091	$22,159,339
Provision charged to operations	4,411,976	2,990,745
Charge-offs	(6,818,530)	(7,247,352)
Recoveries	3,556,348	4,956,359

Balance, end of year	$24,008,885	$22,859,091

The provision for loan losses increased $1,421,231, or 48%, to $4,411,976 in 2016, compared to $2,990,745 for 2015, after decreasing $65,828, or 2%, in 2015 compared to 2014. The primary reason for the provision expense increase in 2016 was the result of a $1.6 million special reserve on one larger credit that became less stable during 2016 and growth in the loan portfolio.

Generally, the Bank’s asset quality remained consistent with 2015. Non-performing loans decreased from 2015 while net loan and deposit charge-offs as a percent of average loans increased 5 basis points in 2016 as compared to the prior year. Over prior periods, the general economic conditions have continued to strengthen. However, potential weaknesses exist in certain areas of the economy, such as recessionary conditions in Europe, a slowing economy in China, weakened oil prices, and the strengthening U.S. dollar, which could slow or reverse recent positive trends in asset quality.

The allowance for loan losses increased $1,149,794, or 5%, to a ratio of 1.54% of total loans at December 31, 2016. The reserve ratio was 1.56% and 1.67% at December 31, 2015 and 2014, respectively.

The allowance for loan losses is available to absorb possible loan losses regardless of the category of loan to be charged off. The allowance for loan losses consists of loan-specific reserves and reserves based on the expected loss estimates.

The loan-specific component applies to loans evaluated individually for impairment and is based on management’s best estimate of proceeds from liquidating collateral. The actual timing and amount of repayments and the ultimate realizable value of the collateral may differ from management’s estimate.

The expected loss component is determined by applying loss percentages to pools of loans using two methods: (1) by loan type and (2) by loan risk rating. These percentages are determined by historical loss percentages, adjusted for current economic conditions and changes in the loan portfolio. These expected loss estimates are sensitive to changes in delinquency status, realizable value of collateral and other risk factors.

The underlying assumptions, estimates and assessments used by management to determine these components are periodically evaluated and updated to reflect management’s current view of overall economic conditions and relevant factors impacting credit quality and inherent losses. Changes in such estimates could significantly impact the allowance and provision for loan losses. The Bank could experience credit losses that are different from the current estimates made by management.

The Bank has recorded a reserve for secondary market off-balance sheet credit risk in other liabilities on the balance sheets and records the current year provision related to these items in other expense in the consolidated statements of income.

The following schedule reconciles the provision for loan losses and total allowance for loan losses as of and for the years ended December 31:

	2016	2015
Provision for loan loss reserve	$4,411,976	$2,990,745
Provision for off-balance sheet credit exposure (Note 14)	—	—

Overall current year provision	$4,411,976	$2,990,745

	2016	2015
Allowance for loan losses	$24,008,885	$22,859,091
Allowance for off-balance sheet credit exposure /sold loans	534,000	534,000

Overall allowance for loan losses	$24,542,885	$23,393,091

The following tables summarize activity in the allowance for loan losses as of and for the years ended December 31:

2016	Beginning Balance	Charge-Offs	Recoveries	Provision	Ending Balance	Loans at December 31, 2016	Balance Individually Evaluated for Impairment	Balance Collectively Evaluated for Impairment
Construction/development	$4,539,056	$(57,878)	$38,153	$332,732	$4,852,063	$189,713,689	$—	$189,713,689
Secured by farmland	1,120,254	(11,692)	12,654	24,887	1,146,103	132,637,702	1,705,098	130,932,604
1-4 family residential	2,150,559	(653,494)	122,050	740,338	2,359,453	453,801,030	2,565,739	451,235,291
Commercial real estate/multi-family	4,271,239	(145,871)	609,875	722,982	5,458,225	436,983,153	7,668,465	429,314,688
Commercial/industrial	7,669,359	(1,663,207)	204,253	733,392	6,943,797	182,593,389	2,422,670	180,170,719
Installment/other credit	2,167,742	(879,985)	155,780	690,598	2,134,135	67,859,060	58,355	67,800,705
Other loans	914,284	(1,724,429)	1,747,446	203,551	1,140,852	99,404,198	19,260	99,384,938
Deposits/other	26,598	(1,681,974)	666,137	963,496	(25,743)	—	—	—

Total	$22,859,091	$(6,818,530)	$3,556,348	$4,411,976	$24,008,885	$1,562,992,221	$14,439,587	$1,548,552,634

2015	Beginning Balance	Charge-Offs	Recoveries	Provision	Ending Balance	Loans at December 31, 2015	Balance Individually Evaluated for Impairment	Balance Collectively Evaluated for Impairment
Construction/development	$4,324,768	$(12,191)	$20,506	$205,973	$4,539,056	$151,235,759	$—	$151,235,759
Secured by farmland	1,066,493	(1,089)	11,789	43,061	1,120,254	124,111,630	583,296	123,528,334
1-4 family residential	1,680,921	(351,709)	104,742	716,605	2,150,559	451,890,532	2,705,496	449,185,036
Commercial real estate/multi-family	5,529,698	(2,144,835)	515,555	370,821	4,271,239	428,739,608	12,135,237	416,604,371
Commercial/industrial	6,649,045	(823,363)	1,598,821	244,856	7,669,359	182,372,317	5,998,675	176,373,642
Installment/other credit	2,067,821	(451,324)	138,416	412,829	2,167,742	67,700,297	—	67,700,297
Other loans	706,920	(1,947,381)	2,086,725	68,020	914,284	59,235,386	115,056	59,120,330
Deposits/other	133,673	(1,515,460)	479,805	928,580	26,598		—	—

Total	$22,159,339	$(7,247,352)	$4,956,359	$2,990,745	$22,859,091	$1,465,285,529	$21,537,760	$1,443,747,769

As shown in the table above, the Bank had loan and deposit charge-offs of $6,818,530 during 2016 compared to $7,247,352 in 2015.

Non-Performing Loans and Modified Loans

Non-performing loans, defined as loans on nonaccrual status, troubled debt restructurings, and loans 90 days or more past due and still accruing, as of and for the years ended December 31 are as follows:

	2016	2015
Non-performing loans:
Construction/development	$34,450	$5,469
Secured by farmland	1,227,008	583,295
1-4 family residential	3,677,816	3,946,163
Commercial real estate/multi-family	8,322,134	12,145,823
Commercial/industrial	2,839,595	6,374,080
Installment/other credit	236,958	123,375
Other	27,044	125,625

	$16,365,005	$23,303,830

Total nonaccrual loans at December 31, 2016, decreased by $421,313, or 3%, from 2015. Loans on which the accrual of interest has been discontinued or reduced at December 31, 2016 and 2015 totaled $14,019,582 and $14,440,895, respectively.

At December 31, 2016, loans classified as troubled debt restructuring (TDR’s) totaled $10,123,504. Of this amount, $2,246,562 was on accrual status. The remaining $7,876,942 was on non-accrual status. New TDR’s in 2016 totaled $7,907,845, up from the 2015 total of$3,372,590.There were no payment defaults, defined as 90 days or more past due, on loans restructured as TDR’s during 2016. The Bank had no commitments to lend additional funds on these modified loans at December 31, 2016. In general, troubled debt restructured loans are loans in which the borrower is experiencing a financial difficulty and the Bank has granted a concession that it would not otherwise consider as a result of the borrower’s financial difficulty. Often, the concession is in the form of a change in payment terms or change in interest rate.

The following tables summarize information regarding new troubled debt restructurings by class as of December 31:

2016	Number of Loans	Pre-Modification Outstanding Recorded Investment	Amount Charged-Off	Post-Modification Outstanding Recorded Investment
Commercial real estate/multi-family	7	$6,198,689	$—	$6,198,689
Commercial/industrial	2	1,709,156	—	1,709,156

	9	$7,907,845	$—	$7,907,845

2015	Number of Loans	Pre-Modification Outstanding Recorded Investment	Amount Charged-Off	Post-Modification Outstanding Recorded Investment
Commercial real estate/multi-family	1	$868,203	$—	$868,203
Commercial/industrial	2	2,504,387	—	2,504,387

	3	$3,372,590	$—	$3,372,590

The following presents the troubled debt restructurings by type of modification:

2016	Interest Rate	Term	Combination	Total Modification
Commercial real estate/multi-family	$—	$—	$6,198,689	$6,198,689
Commercial/industrial	1,709,156	—	—	1,709,156

	$—	$—	$6,198,689	$7,907,845

2015	Interest Rate	Term	Combination	Total Modification
Commercial real estate/multi-family	$—	$—	$868,203	$868,203
Commercial/industrial	—	—	2,504,387	2,504,387

	$—	$—	$3,372,590	$3,372,590

Past Due Loans

The following is a summary of past due loans as of December 31:

2016	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater	Total Past Due Loans	Current Loans	Total Loans
Construction/development	$483,629	$64,404	$—	$548,033	$189,165,656	$189,713,689
Secured by farmland	539,066	160,028	—	699,094	131,938,608	132,637,702
1-4 family residential	2,056,445	204,546	—	2,260,991	451,540,039	453,801,030
Commercial real estate/multi-family	436,556	414,745	—	851,301	436,131,852	436,983,153
Commercial/industrial	854,486	178,943	98,861	1,132,290	181,461,099	182,593,389
Installment/other credit	354,186	19,254	—	373,440	67,485,620	67,859,060
Other	5,946	—	—	5,946	99,398,252	99,404,198

	$4,730,314	$1,041,920	$98,861	$5,871,095	$1,557,121,126	$1,562,992,221

2015	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater	Total Past Due Loans	Current Loans	Total Loans
Construction/development	$—	$—	$—	$—	$151,235,759	$151,235,759
Secured by farmland	317,658	—	—	317,658	123,793,972	124,111,630
1-4 family residential	2,864,728	600,819	8	3,465,555	448,424,977	451,890,532
Commercial real estate/multi-family	2,595,368	—	—	2,595,368	426,144,240	428,739,608
Commercial/industrial	192,121	—	123,283	315,404	182,056,913	182,372,317
Installment/other credit	368,475	7,587	—	376,062	67,324,235	67,700,297
Other	2,976	—	—	2,976	59,232,410	59,235,386

	$6,341,326	$608,406	$123,291	$7,073,023	$1,458,212,506	$1,465,285,529

Total loans past due at December 31, 2016 decreased by $1,201,928, or (17%), from 2015. The ratio of past due loans to total loans at December 31, 2016 was .38%, versus .48% at December 31, 2015.

There were no loans greater than 90 days past due and still accruing interest as of December 31, 2016 and 2015.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The following tables represent impaired loans as of December 31:

2016	Recorded Investment	Unpaid Principal Balance	Related Allowance for Loan Losses	Interest Income Recognized
Loans with a specific allowance:
Secured by farmland	$361,049	$361,049	$42,949	$21,500
Commercial real estate/multi-family	5,495,273	5,725,273	499,001	78,427
Commercial/industrial	1,379,310	1,379,310	1,200,148	—

	7,235,632	7,465,632	1,742,098	99,927

Loans with no specific allowance:
Secured by farmland	1,344,049	1,353,186	—	10,599
1-4 family residential	2,565,739	2,878,252	—	7,454
Commercial real estate/multi-family	2,173,192	2,352,638	—	—
Commercial/industrial	1,043,360	1,783,441	—	—
Installment/other credit	58,355	61,115	—	—
Other	19,260	19,260	—	—

	7,203,955	8,447,892	—	18,053

Total impaired loans	$14,439,587	$15,913,524	$1,742,098	$117,980

2015	Recorded Investment	Unpaid Principal Balance	Related Allowance for Loan Losses	Interest Income Recognized
Loans with a specific allowance:
Secured by farmland	$369,269	$369,269	$44,482	$9,992
1-4 family residential	249,069	249,069	41,869	—
Commercial real estate/multi-family	6,850,551	7,080,551	1,368,519	105,854
Commercial/industrial	2,707,064	2,707,064	351,288	125,043

	10,175,953	10,405,953	1,806,158	240,889

Loans with no specific allowance:
Secured by farmland	214,026	214,026	—	—
1-4 family residential	2,456,427	2,746,741	—	7,628
Commercial real estate/multi-family	5,284,687	5,564,132	—	57,834
Commercial/industrial	3,291,611	3,544,954	—	71,100
Other	115,056	115,056	—	10,202

	11,361,807	12,184,909	—	146,764

Total impaired loans	$21,537,760	$22,590,862	$1,806,158	$387,653

The average impaired balance of loans for the year ended December 31 is as follows:

	2016	2015
Loans with a specific allowance	$8,705,793	$9,679,258
Loans with no specific allowance	9,282,881	10,316,448

Total average impaired balance	$17,988,674	$19,995,706

The net carrying value of impaired loans is generally based on the fair values of collateral obtained through independent appraisals or internal evaluations. Once the impairment amount is calculated, a specific reserve allocation is recorded. At December 31, 2016, $1,742,098 of the Bank’s allowance for loan losses was allocated to impaired loans with an outstanding balance of $7,235,632.

It is the Bank’s policy to discontinue the accrual of interest income on loans when management believes the borrower’s financial condition, after consideration of business conditions and collection efforts, is such that the collection of interest is doubtful, or upon which principal or interest has been in default for a period of 90 days or more and the asset is not both well secured and in the process of collection. Subsequent interest payments received on such loans are applied to principal if any doubt exists as to the collectability of such principal; otherwise, such receipts are recorded as interest income on a cash basis. Interest income of $117,980 and $387,653 was recognized on impaired loans for the years ended December 31, 2016 and 2015, respectively.

Credit Quality of Loan Portfolio

The following table provides information about the credit quality of the loan portfolio as of December 31, using the Bank’s internal rating system reflecting management’s risk assessment.

2016	Pass	Watch	Substandard	Total
Construction/development	$178,365,341	$5,648,011	$5,700,337	$189,713,689
Secured by farmland	124,578,708	4,554,966	3,504,028	132,637,702
1-4 family residential	440,626,326	6,230,719	6,943,985	453,801,030
Commercial real estate/multi-family	390,693,826	22,251,625	24,037,702	436,983,153
Commercial/industrial	170,568,164	567,958	11,457,267	182,593,389
Installment/other credit	67,540,424	15,712	302,924	67,859,060
Other	98,370,808	608,193	425,197	99,404,198

	$1,470,743,597	$39,877,184	$52,371,440	$1,562,992,221

2015	Pass	Watch	Substandard	Total
Construction/development	$143,879,304	$6,740,492	$615,963	$151,235,759
Secured by farmland	118,983,520	2,280,424	2,847,686	124,111,630
1-4 family residential	438,731,586	4,789,404	8,369,542	451,890,532
Commercial real estate/multi-family	376,747,920	18,441,046	33,550,642	428,739,608
Commercial/industrial	163,092,874	4,443,141	14,836,302	182,372,317
Installment/other credit	67,330,877	17,269	352,151	67,700,297
Other	59,126,821	78,736	29,829	59,235,386

	$1,367,892,902	$36,790,512	$60,602,115	$1,465,285,529

Loans are placed on watch status when: (1) one or more weaknesses which could jeopardize timely liquidation exist, or (2) the margin of liquidity of an asset is sufficiently narrow that adverse trends could result in a collection problem. Loans classified as substandard are inadequately protected by the credit worthiness and paying capacity of the borrower or of the collateral pledged, if any. Loans classified as substandard may have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Such loans are characterized by the distinct possibility that the Bank may sustain some loss if the deficiencies are not corrected. Loans are placed on nonaccrual status when: (1) deterioration in the financial condition of the borrower exists for which payment of full principal and interest is not expected, or (2) principal or interest has been in default for a period of 90 days or more and the asset is not both well-secured and in the process of collection.

Pledged Loans

The Bank has signed a Blanket Pledge agreement with the Federal Home Loan Bank of Des Moines (FHLB) under which it can draw advances of unspecified amounts from the FHLB. The Bank must hold an unencumbered portfolio of eligible one-to-four family residential mortgages, one-to-four family residential second mortgages, commercial real estate loans, multi-family real estate loans, agri-business loans, agricultural real estate loans, home equity lines of credit, and certain investment securities with minimum book value between 118% and 172% of the indebtedness. At December 31, 2016, based on collateral pledged under the Blanket Pledge agreement, the Bank had a total of $485 million in borrowing capacity with FHLB. Of that amount, $32 million has been used to secure advances and $140 million to secure letters of credit issued by the FHLB on the Bank’s behalf. At December 31, 2016 and 2015, the available borrowing capacity was $313 million and $227 million, respectively.

The Bank has granted a security interest in certain bank assets to the Federal Reserve Bank of St. Louis (FRB) under which it can draw advances of unspecified amounts from the FRB discount window. The Bank must hold an unencumbered portfolio of eligible commercial and construction real estate loans, and secured and unsecured consumer lines with minimum book values between 111% and 145% of the indebtedness. At December 31, 2016 and 2015, based on total amount pledged, the Bank had a total unused borrowing capacity with FRB of $244 million and $242 million, respectively.

Serviced Loans

Loans serviced for others are not included in the accompanying consolidated balance sheets. The number and amount of unpaid principal balances of loans serviced by the Bank at December 31 are as follows:

	Number of Loans		Dollars of Loans
	2016	2015	2016	2015
Loans owned by Bank	22,552	22,885	$1,562,992,221	$1,465,285,529
Loans serviced for others	1,228	1,215	192,259,495	130,096,926

Total loans	23,780	24,100	$1,755,251,716	$1,595,382,455

4.	PROPERTY AND EQUIPMENT

Major classifications of property and equipment at December 31 are as follows:

	2016	2015

Land	$11,920,758	$12,220,474
Land improvements	12,837,923	12,796,531
Buildings	64,387,196	63,930,769
Furniture, fixtures and equipment	37,269,210	35,525,814
Leasehold improvements	280,621	280,621
Computer software	3,558,145	3,723,418
Construction in progress	2,256,056	1,515,314

Total property and equipment, at cost	132,509,909	129,992,941
Accumulated depreciation	(63,907,700)	(58,227,166)

Total property and equipment, net	$68,602,209	$71,765,775

Depreciation and amortization expense related to property and equipment for the years ended December 31	$6,201,012	$6,351,197

In December 2016, the Landmark Bank Board of Directors approved closing or repurposing 5 current bank locations in 2017. The 2016 accumulated depreciation amount above includes a $1,965,608 reserve for those Bank closures/repurposing.

5.	OTHER ASSETS

Other assets and other liabilities at December 31 consist of:

	2016	2015
Company and Bank
Investments in limited partnerships and investment company	$3,694,583	$4,838,134
Other prepaid expenses	2,712,305	3,451,745
Artwork	2,061,072	2,045,555
Acquisition premium, net of accumulated amortization of $2,580,576 and $2,110,661, respectively	708,822	1,178,737
Goodwill	455,581	455,581
Investments in other entities (Note 16)	1,053,000	1,053,000
Other	1,745,944	1,950,298
Bank subsidiary
Capitalized fees, net of accumulated amortization of $132,459 and $3,231, respectively	772,094	901,322

Total other assets	$13,203,401	$15,874,372

In 2009, the Bank invested $4,865,000 in a limited partnership. In exchange for this investment, the Bank will receive low-income housing tax credits over a 10-year period. At the end of the 10-year period, the investment will be deemed to have no value. Therefore, the asset is being written off over the 10-year period based on the credits received. The amount written off was $488,523 for each of the years ended December 31, 2016 and 2015, and the remaining investment balance was $1,013,283 and $1,501,806 as of December 31, 2016 and 2015, respectively.

In 2014, the Bank invested $3,499,891 in a limited partnership as an investor member. An additional investment of $128,422 was made in 2015. In exchange for these investments, the Bank will receive low -income housing tax credits over a 5-year period. At the end of the 5-year period, the investment will be deemed to have no value. Therefore, the asset is being written off over the 5-year period based on the credits received. The amount written off was $910,028 and $699,997 for the years ended December 31, 2016 and 2015, and the remaining investment balance was $1,451,300 and $2,361,328 as of December 31, 2016 and 2015, respectively. In addition, the Bank loaned funds to the company, which is guaranteed by the managing member and its owners, with an outstanding balance of $6,511,330 and $6,797,158 as of December 31, 2016 and 2015, respectively.

In 2014, the Bank also invested $480,000 in a small business investment company, and received dividend income totaling $41,544 for the year. In 2015, an additional $495,000 investment was made and dividend income totaled $53,519 for the year. In 2016, an additional $255,000 investment was made and dividend income totaled $49,947 for the year. Under the terms of the agreement, the Bank has remaining capital commitments of$1,770,000. This investment is recorded at cost since the Bank does not exert significant influence over this entity.

As described in Note 17, during 2015 the Bank made an equity investment in a newly formed, wholly owned subsidiary, Cradduck LMB Investment Fund, LLC (the Fund). The Fund, in turn, owns a 99.9% interest in REI Subsidiary CDE, LLC (the CDE). The CDE advanced funds to Cradduck Mississippi Development, LLC (Borrower) under three notes receivable totaling $12,998,000, the proceeds of which were used by the Borrower to develop commercial office buildings in Ada, Oklahoma. The first note has a balance of $3,000,000, and pays interest only through the date of its maturity in December, 2022. Principal is paid at maturity. The second note has a balance of$6,408,193 and the third note has a balance of$3,589,807. They both pay interest only through December, 2022, and then principal and interest payments through the date of their maturity in December, 2045. All three notes earn interest at a rate of 1.5344% and are secured by a mortgage security agreement and assignment of leases. In addition, the Fund and the CDE incurred fees of $904,553 related to this transaction, which are being amortized over seven years. Amortization expense was $129,228 and $3,231 for the years ended December 31, 2016 and 2015, respectively.

The Bank paid premiums totaling $3,289,398 for the acquisition of core deposits from another bank in 2011 and again in 2012, which are capitalized in other assets and are being amortized over the estimated useful life of 7 years. Amortization expense, including losses from impairment, was $469,914 for each of the years ended December 31, 2016 and 2015.

6.	DEPOSITS

Interest bearing demand and savings deposits at December 31 consist of:

	2016	2015
Demand deposit accounts, interest bearing	$800,294,120	$755,655,413
Money market savings accounts	203,920,461	180,730,228
Savings accounts	167,833,559	145,521,358
Brokered demand and money market accounts	3,652,898	3,610,894

Total demand and savings deposits, interest bearing	$1,175,701,038	$1,085,517,893

Time deposits as of December 31 consist of:

	2016	2015
Retail time deposits, $100,000 and over	$266,461,543	$179,166,404
Retail time deposits, less than $100,000	112,677,569	127,649,796
CDARS reciprocal time deposits	136,850,819	89,198,099
Brokered time deposits	53,690,033	48,898,000
Bank purchased CDARs	20,922,059	14,716,570

Total time deposits	$590,602,023	$459,628,869

Maturities of the above time deposits for the years ending December 31 are as follows:

2017	$421,826,712
2018	75,326,307
2019	35,312,405
2020	9,606,680
2021	8,792,821
Thereafter	39,737,098

Total time deposits	$590,602,023

Overdraft balances totaling $1,393,385 and $1,155,360 at December 31, 2016 and 2015, respectively, were reclassified as loan balances and included in other loans.

Related parties, including certain directors and officers and businesses in which they had an interest, had deposit accounts at the Bank totaling $5,453,339 and $4,507,205 as of December 31, 2016 and 2015, respectively. The Company had deposits at the Bank totaling $313,066 and $6,928,000 at December 31, 2016 and 2015, respectively.

7.	OTHER BORROWED FUNDS

Other borrowed funds at December 31 consist of:

	2016	2015
The Landrum Company
Term note to Enterprise Bank & Trust, interest rate of 4.00%. Principal payments of $83,333 and interest are due quarterly with outstanding principal due April 12, 2016. Secured by Landmark Bank stock.	$—	$833,340
Term note to Enterprise Bank & Trust, interest rate of 3.6%. Principal and interest payments in the amount of $329,345 are due quarterly with outstanding principal due April 12, 2021. Secured by Landmark Bank stock.	7,382,875	7,631,067
Subordinated debentures to non-consolidated subsidiaries. See Note 16.	34,793,500	34,793,500

Landmark Bank
Long-term advances from the Federal Home Loan Bank of Des Moines, interest due monthly and principal due on various dates ranging from June 15, 2016 through August 21, 2031. Interest accrues at fixed rates ranging from 0.67% to 3.41%. The Bank has the option of prepayment, subject to prepayment fees.	691,843	110,706,639

Bank Subsidiary
Senior note payable by subsidiary investment fund to Sovereign Properties Holdco, fixed rate interest of 4.49% due monthly. Principal due at maturity on December 31, 2022. This note is secured by all interests in REI Subsidiary CDE 4, LLC.	3,000,000	3,000,000

Junior note payable by subsidiary investment fund to Sovereign Properties Holdco, fixed rate interest of 1.00% due monthly. Principal due at maturity on December 31, 2045. This note is secured by all interests in REI Subsidiary CDE 4, LLC.	6,408,193	6,408,193

Total other borrowed funds	$52,276,411	$163,372,739

The Company also has a $6,000,000 revolving line of credit with Enterprise Bank & Trust. The line bears interest at LIBOR plus 2.4% but no less than 3.6%, matures on April 11, 2017, and has no outstanding balance at December 31, 2016 and 2015. Both the revolving credit and term notes with Enterprise have certain financial and other covenants. The Bank was in compliance with those requirements at December 31, 2016.

As described in Note 17, during 2015 the Bank’s wholly owned subsidary, Cradduck LMB Investment Fund, LLC (the Fund), entered into two note payable agreements totaling $9,408,193 with Sovereign Properties Holdco, LLC (SPH) to assist with the development of commercial office buildings in Ada, Oklahoma. The Fund will use cash distributions from its subsidiary to repay these loans.

Aggregate future principal payments of other borrowed debt for the years ending December 31 are as follows:

2017	$1,077,789
2018	1,117,606
2019	1,158,923
2020	1,201,348
2021	2,909,244
Thereafter	44,811,501

Total other borrowed funds	$52,276,411

8.	INCOME TAXES

The deferred income taxes result from temporary differences between book and tax reporting, relating primarily to loan loss reserves, loan loss impairment, fixed asset accounting, non-accrual interest receivable, self-funded insurance prepayments, mortgage servicing rights, securities available-for-sale, and employee benefit plan accruals. At December 31, 2016 and 2015, there is no valuation allowance needed for deferred taxes. The deferred income taxes shown in the consolidated balance sheets at December 31 consist of:

	2016	2015
Deferred tax assets:
Reserve for loan losses	$8,403,109	$7,953,651
Equity participation plan	3,372,464	3,539,113
Long-term incentive plan	1,952,090	1,204,541
Non-accrual interest	428,266	406,407
Other	316,769	1,887,550

	14,472,698	14,991,262

Deferred tax liabilities:
Net unrealized gain on available-for-sale securities	(3,097,190)	(6,417,297)
Property and equipment	(4,437,100)	(4,391,854)
Prepaid expenses	(938,739)	(1,152,226)
Other	(747,755)	(700,654)

	(9,220,784)	(12,662,031)

Deferred income tax asset, net	$5,251,914	$2,329,231

The provision for income taxes for the years ended December 31 consists of:

	2016	2015
Current provision	$3,230,059	$7,175,505
Deferred provision (benefit)	397,425	(1,050,288)

Provision for income taxes	$3,627,484	$6,125,217

The current portion of the provision includes the following:

	2016	2015
Federal income tax	$2,861,245	$5,639,368
State income tax and bank tax	368,814	1,536,137

Current provision for income taxes	$3,230,059	$7,175,505

The provision for income taxes differs from the amount computed by applying the statutory U.S. Federal income tax rate of 35% to net income before taxes as follows:

	2016	2015
Income taxes at Federal statutory rate	$10,246,842	$10,166,114
State income and bank taxes	373,648	1,262,546
Tax-free interest on municipal bonds	(4,628,289)	(4,267,309)
Low income housing tax credits	(1,244,251)	(1,022,585)
Tax-free interest on government loans	(207,789)	(207,089)
Other permanent and temporary differences	(912,676)	193,540

Provision for income taxes	$3,627,484	$6,125,217

The Company and the Bank file consolidated income tax returns. Taxable income is reduced by interest income that is exempt on either the Federal or State income tax return. The Company has entered into an income tax allocation agreement with the Bank that provides for the Bank to pay over to the parent holding company a sum equal to the full income tax liability which would have been payable by the Bank if separate income tax returns had been filed.

9.	COMMON AND PREFERRED STOCK

The common and preferred stock, along with related treasury stock, at December 31 are as follows:

	Common Stock		Preferred Stock
	Class A	Class B	Series B	Series C	Series E
Dividend rate	N/A	N/A	5.00%	9.00%	6.75%
Cumulative dividends	N/A	N/A	Yes	Yes	No
Par value	$0.01	$0.01	$1,000	$1,000	No Par
Liquidation amount	N/A	N/A	$1,000	$1,000	$1,000
Authorized shares	3,000,000	1,000,000	100,000	100,000	45,000
Issued shares:
December 31, 2016	679,083	38,856	—	—	767
December 31, 2015	582,875	38,856	—	—	—
Outstanding shares:
December 31, 2016	652,397	24,757	—	—	767
December 31, 2015	556,189	24,757	—	—	—
Conversion rights	N/A	N/A	No	No	No
Redemption rights	N/A	N/A	Yes	Yes	Yes
Voting rights	Yes	No	No	No	No

Treasury stock
Shares:
December 31, 2016	26,686	14,099	—	—	—
December 31, 2015	26,686	14,099	—	—	—
Carried at cost:
December 31, 2016	$6,008,583	$3,806,257	—	—	—
December 31, 2015	$6,008,583	$3,806,257	—	—	—

In 2016, as a result of the purchase of stock from minority shareholders of the subsidiary discussed in Note 18, the Bank issued 767 shares of Series E preferred stock and 96,208 shares of Class A common stock.

In 2015, the Company closed on two capital campaigns in which 73,259 shares of Class A and 4,232 shares of Class B common stock were sold to 19 subscribers at a price of $290 and $285, respectively. The gross proceeds from the campaigns totaled $22,451,230.

10.	REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total, Tier 1, and Common Equity Tier 1 capital (as defined in the regulations) to Risk-Weighted Assets (as defined), and of Tier 1 capital to Average Assets (as defined).

At December 31, 2016 and 2015, the Bank met all capital requirements to which it was subject.

	Actual		Minimum Capital Requirements
	Amount	Ratio	Amount	Ratio
	(in thousands)
As of December 31, 2016:
Total Capital (to Risk Weighted Assets)
Consolidated	$182,010	13.57%	$140,772	8.00%
Landmark Bank	$245,896	13.96%	$140,901	8.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$216,804	12.32%	$105,579	6.00%
Landmark Bank	$223,849	12.71%	$105,676	6.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$216,804	10.34%	$79,184	4.50%
Landmark Bank	$203,849	11.57%	$114,302	4.50%
Leverage Ratio (Tier 1 Capital to Average Assets)
Consolidated	$216,804	8.49%	$102,158	4.00%
Landmark Bank	$223,849	8.81%	$101,601	4.00%

As of December 31, 2015:
Total Capital (to Risk Weighted Assets)
Consolidated	$169,518	13.85%	$129,751	8.00%
Landmark Bank	$223,690	13.81%	$129,622	8.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$204,312	12.60%	$97,313	6.00%
Landmark Bank	$203,398	12.55%	$97,217	6.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$204,312	10.45%	$72,985	4.50%
Landmark Bank	$183,398	11.32%	$105,807	4.50%
Leverage Ratio (Tier 1 Capital to Average Assets)
Consolidated	$204,312	8.66%	$94,390	4.00%
Landmark Bank	$203,398	8.65%	$94,051	4.00%

11.	SERVICE CHARGES

Service charges income consists of the following for the years ended December 31:

	2016	2015

NSF and overdraft charges	$11,336,841	$11,651,201
Service charges on deposit accounts	1,416,635	1,383,553

Total service charges income	$12,753,476	$13,034,754

12.	OTHER INCOME AND EXPENSES

Other income and expenses for the years ended December 31 were as follows:

	2016	2015
Other income
Gains on loans, investments, and other assets sold, net	$7,480,670	$5,887,177
Debit and credit card income	6,200,463	5,653,037
Trust revenue	3,438,190	3,316,930
Loan related fees	1,682,576	1,356,315
Brokerage revenue	1,352,035	2,094,980
ATM surcharge	756,320	679,539
Other	625,160	876,190
Increase in cash surrender value of life insurance	532,761	536,742

Total other income	$22,068,175	$20,400,910

Other expenses
Data processing	$4,031,042	$3,853,575
Marketing and business development	3,329,347	3,106,324
Other	2,306,016	2,371,224
Loan and collection costs	2,249,612	1,821,431
Regulatory assessments	1,962,929	1,838,426
Postage, printing and supplies	1,809,874	1,719,216
Retail deposit expense	1,371,227	1,146,278
Training and travel	1,279,515	999,838
Telephone and communications costs	1,247,829	1,370,750
Directors’ fees	1,244,800	1,183,400
Professional fees	1,202,377	1,427,929
Deposit premium amortization	469,914	469,914

Total other expense	$22,504,482	$21,308,305

Gains on loans, investments, and other assets sold, net, for the years ended December 31 were as follows:

	2016	2015

Gains on loans sold	$7,216,604	$5,107,155
Realized gains (losses) on investment securities sold	2,999	613,080
Mortgage servicing rights capitalized	305,390	204,175
(Losses) on other real estate and foreclosed assets	(44,323)	(37,233)

Gains on loans, investments and other assets sold, net	$7,480,670	$5,887,177

13.	EMPLOYEE BENEFITS

Combined plan: Employees of the Bank participate in The Landrum Company Combined Benefits Plan, which includes provisions for a profit sharing component and 401(k) component. Employees are eligible to receive employer contributions under the profit sharing component after one year of service, 1,000 hours of service during a year, employment as of the end of the year and attainment of age 21. For the 401(k) component, employees are eligible to defer and to receive matching contributions into the plan immediately upon employment and attainment of age 21.

Participants in the profit sharing component of the combined benefit plan vest in 20% of employer contributions after the first year of service, as defined in the plan document. An additional 20% vests each year thereafter with 100% vesting after the fifth year of service. Regardless of length of service, a participant automatically becomes 100% vested in his or her account balance upon death, disability, or normal retirement (attainment of age 65). Participants in the 401(k) component vest immediately.

The Company’s and the Bank’s matching contribution is discretionary. The match was increased January 1, 2015, to 100% of the first 3% and 50% of the next 2% contributed, for a total potential match of 4%.

Each entity’s contribution to the profit sharing component are determined annually at the discretion of its Board of Directors. For 2016 and 2015, no contributions were made to the profit sharing component of the plan.

Company stock held by the combined plan at December 31, 2016 and 2015, consisted of 5,536 shares. In 2015, The Landrum Company redeemed 51,869 shares of common stock from the profit sharing component at a total cost of $17,773,635.

Employee stock ownership plan: Effective January 1, 2002, the Company sponsored an employee stock ownership plan (ESOP) that covers all employees of the Company and the Bank who have one year of service, worked at least 1,000 hours during a year, are employed as of the end of the year and have attained the age of 21. The Bank and the Company may make annual discretionary contributions to the ESOP. The Company did not make any contributions to the ESOP in 2016 or 2015. The Bank made cash contributions to the ESOP of $500,000 and $350,000 in 2016 and 2015, respectively.

Shares of Company stock held by the ESOP at December 31, 2016 and 2015 consisted of 37,634 Class A shares of common stock and 7,961 Class B shares of common stock. In 2015 the Company redeemed 25,622 shares of common stock from the ESOP at a total cost of $8,818,430. The funds were used to provide liquidity to the plan.

Equity participation plan: The Company and the Bank have an equity participation plan to enable them to attract and retain persons of outstanding competence, and to promote shareholder-type interests among key employees of the Company and the Bank. Under the plan, certain employees are awarded performance units with the basic characteristics of phantom stock. During 2016 and 2015, no units were awarded under this plan. The plan provides for the cash payment over a period of time following a termination date equal to the value of the performance units at date of termination over the core book value of the performance units at the date of award. The annual increase in value of the performance units is based on an index determined by the Board of Directors at the end of each year. A reserve for potential future payments under this plan is being provided for on a current basis amounting to $9,674,488 and $10,409,166 at December 31, 2016 and 2015, respectively, and is included in other liabilities on the consolidated balance sheets.

Long-term incentive plan: Effective January 1, 2013, the Bank’s Board of Directors approved the implementation of the Long-Term Incentive Plan (LTIP). The purpose of the LTIP is to advance the interests of the Bank and its employees by focusing certain senior managers’ attention on long-term and strategic goals. The plan provides for the establishment of certain multi-year performance periods with incentive payouts tied to achievement of specified performance criteria. An initial four-year performance period ended December 31, 2016, with incentives tied to targets for the Bank’s net income and return on equity. A second four-year performance period began on January 1, 2016 and ends December 31, 2019, with incentives tied to targets for The Landrum Company’s net income and return on equity. There was $5,741,442 and $3,542,769 of compensation accrued under this plan as of December 31, 2016 and 2015, respectively, included in other liabilities in the consolidated balance sheets. Of the $5,741,442 of compensation accrued at December 31, 2016, approximately $4,741,347 is projected to be paid out to plan participants by March 31, 2017.

Plan expenses under these plans for the years ended December 31 were as follows:

	2016	2015

Long-term incentive plan	$2,198,673	$1,181,004
401(k) plan	1,216,076	1,208,462
Employee stock ownership plan	500,000	350,000
Equity participation plan	238,784	613,357

	$4,153,533	$3,352,823

Bank-owned life insurance: In 2001, the Bank purchased bank-owned life insurance policies covering certain key employees. The earnings from these policies over time are to partially subsidize employee benefit programs.

The cash surrender value of these policies amounted to $17,785,274 and $17,252,513 as of December 31, 2016 and 2015, respectively. Earnings on these policies are tax-exempt if the policies are not “cashed in” prior to the terms of the policies and are reported in other income on the consolidated statements of income.

Under certain conditions prescribed by the bank-owned life insurance policies, the Bank has agreed to maintain the policies during the employees’ retirements to provide the employees with a death benefit based on the substantive agreement with the employee. The Bank has recognized a liability for the postretirement benefit related to these endorsement split-dollar life insurance arrangements in the amount of $441,619 and $400,903 as of December 31, 2016 and 2015, respectively, which is included in other liabilities in the consolidated balance sheets.

Medical insurance: The Bank has entered into an agreement that provides for a partially self-funded health care plan administered by the Bank and Blue Cross/Blue Shield.

The coverage provides basically for:

1)	All claims of more than $200,000 per employee or dependent per plan year will be paid by Blue Cross/Blue Shield under the Individual Participant Specific Stop-Loss agreement.

2)	All claims paid in excess of the Aggregate Contract Year Stop-Loss Attachment Point of

$3,404,526 will be paid by Blue Cross/Blue Shield.

A loss reserve in the amount of $252,417 and $583,753 at December 31, 2016 and 2015, respectively, has been accrued by the Bank and is included in other liabilities in the consolidated balance sheets. The Bank recognized expenses relating to this plan of$1,872,836 and $1,950,530 in 2016 and 2015, respectively.

14.	COMMITMENTS, CONTINGENT LIABILITIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company, through its bank subsidiary, makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit, and potential litigation against the Company and its subsidiary. At December 31, the commitments consist of:

	2016	2015
Commitments to extend credit	$366,586,000	$300,817,000
Standby letters of credit	5,689,000	7,241,000

Total	$372,275,000	$308,058,000

The Company is periodically a party to financial instruments with off-balance-sheet risk. Those instruments are entered into during the normal course of business to meet the financing needs of customers and to reduce exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Company’s exposure to credit loss in event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

The Company’s exposure to market loss in the event of future changes in market prices rendering these financial instruments less valuable is represented by the contractual amount of the instruments.

The Company’s exposure to accounting loss on these financial instruments is a combination of the credit and market risk described above.

The Bank has operating leases for land at its various locations. The total lease and rental expense was $438,169 and $413,744 in 2016 and 2015, respectively. Future minimum lease payments under non-cancellable leases having remaining terms in excess of one year at December 31, 2016, are as follows:

2017	$552,460
2018	456,934
2019	395,137
2020	350,056
2021	352,105
Thereafter	1,765,127

Total future minimum lease payments	$3,871,819

15.	FAIR VALUES OF FINANCIAL INSTRUMENTS

U.S. generally accepted accounting principles (GAAP) emphasize that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The fair value hierarchy as prescribed by GAAP is as follows:

Level 1	Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank has the ability to access.

Level 2	Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3	Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Bank’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following is a description of valuation methodologies used for the Bank’s assets and liabilities recorded at fair value.

Securities available-for-sale: Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets, and money market funds. Level 2 securities may include mortgage-backed securities, municipal bonds and corporate debt securities. Securities classified as Level 3 may include mortgage-backed securities or other securities in less liquid markets.

Loans, net: The Bank does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with GAAP. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2016 and 2015, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with GAAP, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the impaired loan as nonrecurring Level 3.

Loans held for sale are carried at the lower of cost or fair value. For loans with a contract for sale, the fair value is equal to the contract. The fair value of all other loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Bank classifies loans subjected to nonrecurring fair value adjustments as Level 2. At December 31, 2016 and 2015, loans held for sale were recorded at cost, as it was deemed lower than fair value.

Foreclosed assets: Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the foreclosed asset as nonrecurring Level 3.

The Company’s assets measured at fair value on a recurring basis as of December 31, 2016 and 2015, aggregated by the level in the fair value hierarchy within which those measurements fall are as follows:

	Level 1	Level 2	Level 3	Total
2016
Investment securities available-for-sale:
U.S. government and federal agencies	$—	$149,279,707	$—	$149,279,707
State and local governments	—	512,263,963	—	512,263,963
Agency mortgage-backed securities	—	173,257,593	—	173,257,593
Mutual funds	3,350,058	—	—	3,350,058

	$3,350,058	$834,801,263	$—	$838,151,321

2015
Investment securities available-for-sale:
U.S. government and federal agencies	$—	$118,936,425	$—	$118,936,425
State and local governments	—	471,614,464	—	471,614,464
Agency mortgage-backed securities	—	214,350,329	—	214,350,329
Mutual funds	3,404,091	—	—	3,404,091

	$3,404,091	$804,901,218	$—	$808,305,309

Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques in which one or more significant inputs or assumptions are unobservable. As of December 31, 2016 and 2015, no securities owned by the Bank were considered Level 3.

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value on a nonrecurring basis as of December 31, 2016 and 2015, aggregated by the level in the fair value hierarchy within which those measurements fall, are as follows:

	Level 1	Level 2	Level 3	Total
2016
Loans, net	$—	$5,493,534	$—	$5,493,534
Other real estate owned	—	1,995,768	—	1,995,768

	$—	$7,489,302	$—	$7,489,302

2015
Loans, net	$—	$8,369,795	$—	$8,369,795
Other real estate owned	—	1,658,370	—	1,658,370

	$—	$10,028,165	$—	$10,028,165

Management believes the carrying amount is a reasonable estimate of fair value for the following:

•	Cash and due from banks

•	Federal funds sold

•	Accrued interest receivable

•	Cash surrender value of life insurance

•	Checking and escrow accounts

•	Money market savings

•	Federal funds purchased

Loans: Fair value of loans receivable is estimated by discounting the estimated future cash flows using current rates on loans with similar credit risks and terms. It is assumed that no prepayments would occur.

Time deposits: Fair value is based on the discounted value of contractual cash flows using the rates offered for deposits of similar remaining maturities at the reporting dates.

Other borrowed funds: Fair value is based on the discounted value of contractual cash flows using the rates offered for borrowings of similar remaining maturities at the reporting dates from the Federal Home Loan Bank of Des Moines.

Investments in other entities: Fair value is based on original cost, net of any applicable amortization, and any identified permanent impairment as these investments do not have a readily determinable fair value.

The fair value estimates presented are based on pertinent information available to management as of December 31:

	2016		2015
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial Assets

Cash and due from banks	$60,126,304	$60,126,304	$44,549,832	$44,549,832

Investment securities
Available-for-sale	838,151,321	838,151,321	808,305,309	808,305,309
Restricted assets	6,185,900	6,185,900	10,072,850	10,072,850

Federal funds sold and other temporary investments	2,877,917	2,877,917	2,556,717	2,556,717

Loans
Commercial	443,640,003	441,496,855	366,550,090	363,984,766
Secured by commercial real estate	567,719,516	557,471,005	554,174,254	546,122,517
Secured by consumer real estate	453,195,609	437,911,154	451,618,550	438,428,912
Personal	65,765,205	64,720,242	65,273,463	63,346,702
Other	32,671,888	31,929,390	27,669,172	27,354,788

Loans, gross	1,562,992,221	1,533,528,646	1,465,285,529	1,439,237,685
Allowance for loan losses	(24,008,885)	(24,008,885)	(22,859,091)	(22,859,091)

Loans, net	1,538,983,336	1,509,519,761	1,442,426,438	1,416,378,595

Accrued interest receivable	11,449,403	11,449,403	10,689,391	10,689,391

Cash surrender value of life insurance	17,785,274	17,785,274	17,252,513	17,252,513

Other assets
Investments in other entities	4,838,134	4,838,134	5,891,134	5,891,134

Financial Liabilities

Deposits
Demand, non-interest bearing	$503,868,456	$503,868,456	$480,710,231	$480,710,231
Demand and savings, interest bearing	1,175,701,038	1,175,701,038	1,085,517,893	1,085,517,893
Time deposits	590,602,023	590,602,023	459,628,869	460,162,816

Total deposits	2,270,171,517	2,270,171,517	2,025,856,993	2,026,390,940

Federal funds purchased	31,400,000	31,400,000	33,200,000	33,200,000

Other borrowed funds	52,276,411	52,343,950	163,372,739	158,999,685

16.	SUBORDINATED DEBENTURES

Subordinated debentures to non-consolidated subsidiaries and the related investments (included in other assets) consist of the following as of December 31, 2016 and 2015:

	Debentures	Investment

Landrum Statutory Trust IV	$25,774,000	$774,000
Landrum Statutory Trust III	3,093,000	93,000
Landco Partners II, L.P.	5,926,500	186,000

	$34,793,500	$1,053,000

Landrum Statutory Trust IV

In March 2007, the Company formed the Landrum Statutory Trust IV (“Trust IV”) with a duration of 35 years, unless earlier dissolved, for the sole purpose of issuing $25 million in 30-year Trust Preferred Securities to a pooling vehicle and $774,000 in Common Securities to the Company. The Common Securities possess most of the voting rights while the holder of the Trust Preferred Securities will have limited voting rights. Landrum Statutory Trust IV refinanced the trust preferred securities and debentures of Landrum Statutory Trust II.

The proceeds from the sale of the Trust Preferred Securities were loaned to the Company under 30-year deeply subordinated debentures (the “Debentures”) issued to Trust IV which are callable in 5 years. Holders of the Trust Preferred Securities are entitled to receive cumulative cash distributions quarterly. $8,274,680 of the Trust Preferred Securities earned interest at a fixed rate of 6.675% for five years and then variable thereafter at 1.85% over the three-month LIBOR and the remaining $17,526,320 are at a floating rate at approximately 1.85% over the three-month LIBOR, which coincides with the interest rate and payment dates on the Debentures. Blended rates were 2.362% and 2.090% at December 31, 2016 and 2015, respectively. Interest payments on the Debentures (and the corresponding distributions on the Trust Preferred Securities) may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods (5 years). There is no limitation on the number of extension periods the Company may elect. Interest on the Debentures (and the corresponding distributions on the Trust Preferred Securities) will accrue during the extension period and all accrued principal and interest must be paid at the end of each extension period. During an extension period, the Company is prohibited from certain stock and debt transactions as defined by the underlying agreements.

The Company has guaranteed the payment of distributions by Trust IV to the pooling vehicle pursuant to a Guarantee Agreement. Furthermore, the Company is responsible to pay taxes, duties, assessments or governmental charges of any kind incurred by Trust IV. The Company’s obligations under the Debentures are subordinated to all senior indebtedness, as defined by the underlying agreements, of the Company.

Landrum Statutory Trust III

In December 2006, the Company formed the Landrum Statutory Trust III (“Trust III”) with a duration of 35 years, unless earlier dissolved, for the sole purpose of issuing $3 million in 30-year Trust Preferred Securities to a pooling vehicle and $93,000 in Common Securities to the Company. The Common Securities possess most of the voting rights while the holders of the Trust Preferred Securities will have limited voting rights.

The proceeds from the sale of the Trust Preferred Securities were loaned to the Company under 30-year deeply subordinated debentures (the “Debentures”) issued to Trust III. Holders of the Trust Preferred Securities are entitled to receive cumulative cash distributions quarterly beginning March 15, 2007 at a fixed rate of 6.675% for 5 years, and then variable thereafter at 1.85% over the three-month LIBOR, which coincides with the interest rate and payment dates on the Debentures. Interest rates were 2.362% and 2.090% at December 31, 2016 and 2015, respectively. Interest payments on the Debentures (and the corresponding distributions on the Trust Preferred Securities) may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods (5 years). There is no limitation on the number of extension periods the Company may elect. Interest on the Debentures (and the corresponding distributions on the Trust Preferred Securities) will accrue during the extension period and all accrued principal and interest must be paid at the end of each extension period. During an extension period, the Company is prohibited from certain stock and debt transactions as defined by the underlying agreements.

The Company has guaranteed the payment of distributions by Trust III to the pooling vehicle pursuant to a Guarantee Agreement. Furthermore, the Company is responsible to pay taxes, duties, assessments or governmental charges of any kind incurred by Trust III. The Company’s obligations under the Debentures are subordinated to all senior indebtedness, as defined by the underlying agreements, of the Company.

The Trust Preferred Securities and Debentures are redeemable at any time commencing in 2011 at par and may be redeemed earlier following the occurrence of a special event as defined by the underlying agreements.

Landco Partners II, L.P.

From September through December 2006, Landco Partners II, L.P. (“Landco II”) issued $5,926,500 in Preferred Securities, of which $186,000 are owned by the Company. The securities were issued in two layers: $5,674,000 issued at a fixed rate of 7.25% for 10 years, floating thereafter at prime minus 110 basis points; and $252,500 issued at the floating rate of prime minus 110 basis points. Holders of the Preferred Securities are entitled to receive preferential cumulative cash distributions (the “Distributions”) at the annual rate of 7.25% through December 31, 2016, accruing from the date of original issuance and payable quarterly. Thereafter, the annual rate will be at the prime rate as published in the Wall Street Journal as of the last day of the quarter just ended less 110 basis points. Accrued but unpaid Distributions will cumulate.

The Preferred Securities offered represent undivided limited partnership interests in the assets of Landco II. The Company is the general partner of Landco II. Landco II was formed for the sole purpose of issuing the Preferred Securities and investing the proceeds from this offering in Subordinated Debentures of the Company in an amount equivalent to Landco II’s principal assets and the proceeds from this offering. The Subordinated Debentures are an unsecured obligation of the Company. They are subordinated to all senior indebtedness of the Company. The Subordinated Debentures bear interest at the same rate as the Preferred Securities and will mature on December 31, 2036; provided the maturity date may be: (i) shortened (a) to a date which is later than 30 years from the date of issuance, or (b) due to the occurrence of certain events defined in the Private Placement Memorandum; or (ii) extended to a date not later than 50 years from the date of issuance, subject to certain conditions related to the solvency of the Company and the payment of amounts due on the Subordinated Debentures and the Preferred Securities.

The Company has guaranteed the payment of distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by Landco II. Furthermore, the Company has the right at any time to terminate Landco II and cause the Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of Landco II.

The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The holders of the Preferred Securities have no voting rights with respect to the operation of the Company and have voting rights with respect to Landco II only in limited circumstances.

17.	INVESTMENT IN SUBSIDIARY ENTITIES

During 2015, the Bank made an equity investment totaling $4,494,360 in a newly formed, wholly owned subsidiary, Cradduck LMB Investment Fund, LLC (the Fund). The Fund has been consolidated into the Bank’s financial statements. In return, and as part of the larger transaction outlined below, the Bank will receive $5,226,000 in Federal new market tax credits. The Fund used the investment received from the Bank, along with two leveraged loans from Sovereign Properties Holdco, LLC (SPH), an unrelated party, totaling $9,408,193 to make a 99.99% ownership investment of $13,400,000 in REI Subsidiary CDE, LLC (the CDE). The CDE, in turn, loaned $12,998,000 to Cradduck Mississippi Development, LLC (the Developer), a qualified low-income community business, the proceeds of which will be used to develop commercial office buildings in Ada, Oklahoma. In addition, the Bank made a $3,000,000 loan (included in the Bank’s loan portfolio) to SPH, who used those proceeds to also loan $3,000,000 to the Developer for the project. This project qualified for the Federal new market tax credit program. Once the building is complete, the Developer will use rent and lease payments to repay its loans to the CDE. The CDE, in turn, will make distributions to the Fund, who will then use those distributions to repay its debt to SPH.

In connection with the loans, the Bank entered into a put/call agreement with SPH, the entity that provided the original funding of the loans. The put/call agreement gives the Bank the right to put its interest in the investment fund to SPH at the end of the seven year period upon payment of $1,000. If the Bank does not put its interest, SPH has the right to call (purchase) the Bank’s interest at a purchase price equal to the greater of the fair market value of such interest or $1,000.

Under generally accepted accounting principles, the Bank’s investment in the Fund and the Fund’s investment in the CDE are accounted for on the equity method. However, each investment is evaluated for impairment on an annual basis to determine if the recorded value remains appropriate. One of the CDE’s notes receivable has a feature allowing for forgiveness at the end of the seven year NMTC period when all credits will have been used and the compliance period ends. As a result, the CDE will amortize the loan of $3,589,807 to be forgiven as tax credits are used so the loan will not have a recorded value at the date of forgiveness. No amortization was recorded in 2016 and 2015.

18.	ACQUISITION OF MINORITY INTEREST IN SUBSIDIARY

Effective at close of business on September 30, 2016, the Company acquired a 100 percent interest in its subsidiary, Landmark Bank. The purchase of the common stock of Landmark Bank not previously owned by the Company was through a merger agreement approved by the shareholders of the Company and Landmark Bank. Based on the terms of the merger, Landmark Bank shareholders were entitled to receive either stock in the Company or cash, at their choosing, based on independent valuations of the stock of each entity. As a result of the merger, the Company acquired the 15.31% of stock previously held by minority shareholders and now owns all of the issued and outstanding shares of Landmark Bank.

Under the terms of the merger agreement, the subsidiary minority shareholders had the right to receive cash in lieu of receiving common or preferred stock in the Company. In addition, the Company did not issue any partial shares as a result of stock conversions, paying cash for those fractional interests instead. As of December 31, 2016, a small number of former subsidiary shareholders had yet to make a decision as to their choice of receiving cash instead of common or preferred stock. However, their shares of common stock in the subsidiary were cancelled and reissued to the Company.

In return for acquiring the minority stock in Landmark Bank, as of December 31, 2016, the Company has issued 96,208 shares of common stock and 767 shares of Series E preferred stock and has paid $5,451,824 to minority shareholders who elected to cash out and for fractional interests.

SUPPLEMENTARY INFORMATION

2005 West Broadway, Suite 100, Columbia, MO 65203
OFFICE (573) 442-6171 FAX (573) 777-7800
3220 West Edgewood, Suite E, Jefferson City, MO 65109
OFFICE (573) 635-6196 FAX (573) 644-7240
www.williamskeepers.com

INDEPENDENT AUDITORS’ REPORT

ON SUPPLEMENTARY INFORMATION

To the Board of Directors of

The Landrum Company

We have audited the consolidated financial statements of The Landrum Company and subsidiary as of and for the years ended December 31, 2016 and 2015, and our report thereon dated February 27, 2017, which expressed an unmodified opinion on those consolidated financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying consolidating balance sheets as of December 31, 2016 and 2015, and the related consolidating statements of income for the years then ended are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

February 27, 2017

American Institute of Certified Public Accountants   |   Missouri Society of Certified Public Accountants   |   Member, Allinial Global

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATING BALANCE SHEET

December 31, 2016

	The Landrum Company	Landmark Bank and Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and due from banks	$313,066	$60,112,418	$(313,066)	$60,112,418
Investment securities, net	25,000	844,337,221	—	844,362,221
Federal funds sold and other temporary investments	—	2,877,917	—	2,877,917
Loans, net	—	1,538,983,336	—	1,538,983,336
Property and equipment, net	—	68,866,040	(263,831)	68,602,209
Accrued interest receivable	—	11,449,403	—	11,449,403
Cash surrender value of life insurance	—	17,785,274	—	17,785,274
Deferred income tax asset, net	462,516	4,789,398	—	5,251,914
Investment in subsidiary, at equity	230,906,064	—	(230,906,064)	—
Other real estate owned	—	1,995,768	—	1,995,768
Other assets	1,307,455	12,145,946	(250,000)	13,203,401

Total assets	$233,014,101	$2,563,342,721	$(231,732,961)	$2,564,623,861

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand, non-interest bearing	$—	$504,097,664	$(229,208)	$503,868,456
Demand and savings, interest bearing	—	1,175,784,896	(83,858)	1,175,701,038
Time deposits	—	590,602,023	—	590,602,023

Total deposits	—	2,270,484,583	(313,066)	2,270,171,517
Federal funds purchased	—	31,400,000	—	31,400,000
Other borrowed funds	42,176,375	10,100,036	—	52,276,411
Other liabilities	1,461,157	20,452,037	(250,000)	21,663,194

Total liabilities	43,637,532	2,332,436,656	(563,066)	2,375,511,122

Stockholders’ equity
Preferred stock
Series B	—	10,000,000	(10,000,000)	—
Series C	—	10,000,000	(10,000,000)	—
Series E	767,000	—	—	767,000
Common stock
Class A	6,791	11,696,460	(11,696,460)	6,791
Class B	389	—	—	389
Additional paid-in capital	59,479,460	31,754,299	(31,754,299)	59,479,460
Retained earnings	132,925,577	161,443,114	(161,706,944)	132,661,747
Unrealized gain on securities available-for-sale	6,012,192	6,012,192	(6,012,192)	6,012,192

	199,191,409	230,906,065	(231,169,895)	198,927,579
Treasury stock	(9,814,840)	—	—	(9,814,840)

Total stockholders’ equity	189,376,569	230,906,065	(231,169,895)	189,112,739

Minority interest in subsidiary	—	—	—	—

Total equity	189,376,569	230,906,065	(231,169,895)	189,112,739

Total liabilities and stockholders’ equity	$233,014,101	$2,563,342,721	$(231,732,961)	$2,564,623,861

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATING BALANCE SHEET

December 31, 2015

	The Landrum Company	Landmark Bank and Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and due from banks	$6,927,671	$44,549,833	$(6,927,672)	$44,549,832
Investment securities, net	25,000	818,353,159	—	818,378,159
Federal funds sold and other temporary investments	—	2,556,717	—	2,556,717
Loans, net	—	1,442,426,438	—	1,442,426,438
Property and equipment, net	—	72,038,399	(272,624)	71,765,775
Accrued interest receivable	—	10,689,391	—	10,689,391
Cash surrender value of life insurance	—	17,252,513	—	17,252,513
Deferred income tax asset, net	509,063	1,820,168	—	2,329,231
Investment in subsidiary, at equity	186,384,515	—	(186,384,515)	—
Other real estate owned	—	1,658,370	—	1,658,370
Other assets	1,662,614	14,461,758	(250,000)	15,874,372

Total assets	$195,508,863	$2,425,806,746	$(193,834,811)	$2,427,480,798

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand, non-interest bearing	$—	$480,759,879	$(49,648)	$480,710,231
Demand and savings, interest bearing	—	1,092,395,918	(6,878,025)	1,085,517,893
Time deposits	—	459,628,869	—	459,628,869

Total deposits	—	2,032,784,666	(6,927,673)	2,025,856,993

Federal funds purchased	—	33,200,000	—	33,200,000
Other borrowed funds	43,257,907	120,114,832	—	163,372,739
Other liabilities	1,653,102	22,220,862	(250,000)	23,623,964

Total liabilities	44,911,009	2,208,320,360	(7,177,673)	2,246,053,696

Stockholders’ equity
Preferred stock
Series B	—	10,000,000	(10,000,000)	—
Series C		10,000,000	(10,000,000)	—
Common stock
Class A	5,829	11,691,460	(11,691,460)	5,829
Class B	389	—	—	389
Additional paid-in capital	34,942,281	31,863,093	(31,863,093)	34,942,281
Retained earnings	114,913,887	141,474,727	(141,747,351)	114,641,263
Unrealized (loss) on securities available-for-sale	10,550,308	12,457,106	(12,457,106)	10,550,308

	160,412,694	217,486,386	(217,759,010)	160,140,070
Treasury stock	(9,814,840)	—	—	(9,814,840)

Total stockholders’ equity	150,597,854	217,486,386	(217,759,010)	150,325,230

Minority interest in subsidiary	—	—	31,101,872	31,101,872

Total equity	150,597,854	217,486,386	(186,657,138)	181,427,102

Total liabilities and stockholders’ equity	$195,508,863	$2,425,806,746	$(193,834,811)	$2,427,480,798

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2016

	The Landrum Company	Landmark Bank and Subsidiaries	Eliminations	Consolidated
INTEREST INCOME
Interest and fees on loans	$—	$71,751,708	$—	$71,751,708
Interest on investment securities	417,825	21,561,333	(8,885)	21,970,273

Total interest income	417,825	93,313,041	(8,885)	93,721,981

INTEREST EXPENSE
Interest on deposits	—	6,959,637	(8,885)	6,950,752
Interest on fed funds purchased and other borrowed funds	1,466,170	762,624	—	2,228,794

Total interest expense	1,466,170	7,722,261	(8,885)	9,179,546

Net interest income (expense)	(1,048,345)	85,590,780	—	84,542,435
PROVISION FOR LOAN LOSSES	—	4,411,976	—	4,411,976

Net interest income (expense) after provision for loan losses	(1,048,345)	81,178,804	—	80,130,459

OTHER INCOME
Service charges	—	12,753,476	—	12,753,476
Other	35,312	22,355,615	(322,752)	22,068,175

Total other income	35,312	35,109,091	(322,752)	34,821,651

OTHER EXPENSE
Salaries and employee benefit expense	—	49,079,417	—	49,079,417
Occupancy and equipment expense	—	14,100,315	(8,794)	14,091,521
Other	892,027	21,935,207	(322,752)	22,504,482

Total other expense	892,027	85,114,939	(331,546)	85,675,420

EQUITY IN INCOME OF SUBSIDIARY	23,807,974	—	(23,807,974)	—

Income before taxes and minority interest in net income of subsidiary	21,902,914	31,172,956	(23,799,180)	29,276,690
PROVISION FOR (BENEFIT FROM) INCOME TAXES	(700,360)	4,327,844		3,627,484

Income before minority interest in net income of subsidiary	22,603,274	26,845,112	(23,799,180)	25,649,206
MINORITY INTEREST IN NET INCOME OF SUBSIDIARY	—	—	3,037,138	3,037,138

Net income	$22,603,274	$26,845,112	$(26,836,318)	$22,612,068

THE LANDRUM COMPANY AND SUBSIDIARY

CONSOLIDATING STATEMENT OF INCOME

Year Ended December 31, 2015

	The Landrum Company	Landmark Bank and Subsidiaries	Eliminations	Consolidated
INTEREST INCOME
Interest and fees on loans	$—	$66,207,444	$—	$66,207,444
Interest on investment securities	540,978	19,488,538	(22,457)	20,007,059

Total interest income	540,978	85,695,982	(22,457)	86,214,503

INTEREST EXPENSE
Interest on deposits	—	4,978,115	(22,457)	4,955,658
Interest on fed funds purchased and other borrowed funds	1,416,988	777,910	—	2,194,898

Total interest expense	1,416,988	5,756,025	(22,457)	7,150,556

Net interest income (expense)	(876,010)	79,939,957	—	79,063,947
PROVISION FOR LOAN LOSSES	—	2,990,745	—	2,990,745

Net interest income (expense) after provision for loan losses	(876,010)	76,949,212	—	76,073,202

OTHER INCOME
Service charges	—	13,034,754	—	13,034,754
Other	196,220	20,496,686	(291,996)	20,400,910

Total other income	196,220	33,531,440	(291,996)	33,435,664

OTHER EXPENSE
Salaries and employee benefit expense	—	47,207,453	—	47,207,453
Occupancy and equipment expense	—	11,955,861	(8,794)	11,947,067
Other	997,297	20,603,004	(291,996)	21,308,305

Total other expense	997,297	79,766,318	(300,790)	80,462,825

EQUITY IN INCOME OF SUBSIDIARY	20,275,438	—	(20,275,438)	—

Income before taxes and minority interest in net income of subsidiary	18,598,351	30,714,334	(20,266,644)	29,046,041
PROVISION FOR (BENEFIT FROM) INCOME TAXES	(649,225)	6,774,442	—	6,125,217

Income before minority interest in net income of subsidiary	19,247,576	23,939,892	(20,266,644)	22,920,824
MINORITY INTEREST IN NET INCOME OF SUBSIDIARY	—	—	3,664,495	3,664,495

Net income	$19,247,576	$23,939,892	$(23,931,139)	$19,256,329

Item 8.	Exhibits

Exhibit Number	Description of Exhibit

2.1	Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Annex I of the Proxy Statement/Offering Circular which is included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 16, 2016)

2.2	Amended and Restated Bylaws (incorporated by reference to Annex J of the Proxy Statement/Offering Circular which is included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 16, 2016)

6.1	Executive Employment Agreement by and between Landmark Bank N.A. and Kevin D. Gibbens, dated August 24, 2010 (incorporated by reference to Exhibit 6.1 to the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 2, 2016)

6.2	Executive Employment Agreement by and between Landmark Bank N.A. and Logan M. Dale, dated March 22, 2012 (incorporated by reference to Exhibit 6.2 to the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 2, 2016)

6.3	Executive Employment Agreement by and between Landmark Bank N.A. and Sabrina B. McDonnell, dated March 21, 2012 (incorporated by reference to Exhibit 6.3 to the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 2, 2016)

11.1	Consent of Williams-Keepers LLC (independent registered public accounting firm of The Landrum Company)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LANDRUM COMPANY.

By:	/s/ Kevin D. Gibbens
Kevin D. Gibbens
President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kevin D. Gibbens
Kevin D. Gibbens
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Stephen E. Guthrie
Stephen E. Guthrie
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)